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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM U5S

ANNUAL REPORT

For the year ended December 31, 2003

Filed pursuant to the Public Utility Holding Company Act of 1935 by

SCANA Corporation
1426 Main Street
Columbia, SC 29201

TABLE OF CONTENTS

Item		Page
1	SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003	3
2	ACQUISITIONS OR SALES OF UTILITY ASSETS	4
3	ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES	4
4	ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES	4
5	INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES	5
6	OFFICERS AND DIRECTORS	6
	Part I	6
	Part II	14
	Part III	14
7	CONTRIBUTIONS AND PUBLIC RELATIONS	25
8	SERVICE, SALES AND CONSTRUCTION CONTRACTS	26
	Part I	26
	Part II	26
	Part III	26
9	WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES	26
10	FINANCIAL STATEMENTS AND EXHIBITS	27
	FINANCIAL STATEMENTS	27
	EXHIBITS	50

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003

Name of Company (and abbreviation used herein)	# Common Shares Owned	% Voting Power	Issuer Book Value	Owner's Book Value	Type of Business
			(Dollars in Millions)
SCANA Corporation (SCANA)	Publicly owned				Registered holding company
South Carolina Electric & Gas Company (SCE&G)	40,296,147	100	$2,148	$2,148	Electric and gas utility
SC Coaltech No. 1 LP(1)	n/a	40	9	2	Rule 58 energy-related
Coaltech No. 1 LP(2)	n/a	25	1	1	Rule 58 energy-related
South Carolina Generating Company, Inc. (GENCO)	1	100	100	100	Electric utility
South Carolina Fuel Company, Inc. (SCFC)	1	100	—	—	Nonutility-fuel and emission allowance procurement
South Carolina Pipeline Corporation (SCPC)	1,000	100	111	111	Rule 58 energy-related
C&T Pipeline, LLC *	100	100	—	—	Rule 58 energy-related
SCANA Energy Marketing, Inc. (SEMI)	1	100	(5)	(5)	Rule 58 energy-related
PSNC Production Corporation	1,000	100	5	5	Rule 58 energy-related
SCANA Public Service Company, LLC	n/a	100	10	10	Rule 58 energy-related
SCANA Services, Inc.	1,000	100	5	5	Service company
SCANA Communications, Inc. (SCI)	1	100	191	191	Rule 58 energy-related
SCANA Communications Holdings, Inc. (SCHI)	1,000	100	157	157	Exempt telecommunications company
Knology, Inc.(3)	4,735,392	11.3	377	92	Subsidiary of exempt telecommunications company
49,479,759 Senior Unsecured Notes, 13%
FRC, LLC(4)	n/a	50	17	9	Rule 58 energy-related
Primesouth Inc. (PSI)	1,000	100	16	16	Rule 58 energy-related
Palmark, Inc.	1,000	100	—	—	Rule 58 energy-related
SCANA Resources, Inc. (SR)	1	100	—	—	Rule 58 energy-related
ServiceCare, Inc.	1,000	100	3	3	Rule 58 energy-related
SCANA Development Corporation (SDC)*	4	100	3	3	Rule 58 energy-related
Cogen South LLC(5)	n/a	50	21	11	Rule 58 energy-related
Public Service Company of North Carolina, Incorporated (PSNC)	1,000	100	503	503	Gas utility
Clean Energy Enterprises, Inc.	2,000	100	—	—	Rule 58 energy-related
PSNC Blue Ridge Corporation	1,000	100	4	4	Intermediate holding company
Pine Needle LNG Company, LLC(6)	n/a	17	51	9	Rule 58 energy-related
PSNC Cardinal Pipeline Company	1,000	100	8	8	Intermediate holding company
Cardinal Pipeline Company, LLC(7)	n/a	33.2	57	19	Rule 58 energy-related
SCG Pipeline, Inc.	100	100	14	14	Rule 58 energy-related

*
Denotes inactive company
(1)
SC Coaltech No. 1 LP is owned 59.99% ($6 million) by USA Coaltech LP (limited partner), 0.01% by Coaltech LLC (general partner) and 40% ($2 million) by SCE&G (limited partner).
(2)
Coaltech No. 1 LP is owned 56.25% ($1.9 million) by Square D Co. (limited partner), 17.75% ($0.6 million) by AJG Financial Services, Inc. (limited partner), 25% ($0.8 million) by SCE&G (limited partner) and 1% by US Coal LLC (general partner).
(3)
Knology, Inc. is a broadband service provider of cable television, telephone and internet services.
(4)
FRC, LLC is owned 50% by Palmetto Net, Inc. ($8.6 million) and 50% by SCI ($8.6 million).
(5)
Cogen South LLC is owned 50% ($10.7 million) by SCANA and 50% ($10.7 million) by MeadWestvaco.
(6)
Pine Needle LNG Company, LLC is owned 40% ($20.3 million) by Piedmont Interstate Pipeline Company, 35% ($17.7 million) by Transcarolina LNG Company, 17% ($8.6 million) by PSNC Blue Ridge Corporation, 5% ($2.5 million) by Hess LNG Company and 3% ($1.6 million) by Municipal Gas Authority of Georgia.
(7)
Cardinal Pipeline Company, LLC is owned 45.3% ($26.0 million) by TransCardinal Company, 33.2% ($19.1 million) by PSNC Cardinal Pipeline Company and 21.5% ($12.3 million) by Piedmont Intrastate Pipeline Company.

Note:
In 2003 SCE&G dissolved SCE&G Trust.
In 2003 SEMI dissolved SCANA Energy Trading LLC.
In 2003 SCANA dissolved SCANA Propane Storage, Inc., SCANA Propane Gas, Inc., SCANA Propane Supply, Inc. and USA Cylinder Exchange, Inc.
In 2003 SCHI sold its investment in ITC Holding Company, Inc.

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

        None.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

Name of Issuer	Title of Issue	Issued and Sold	Pledged Guaranteed Assumed	Interest Rate	Transaction Date	Proceeds	Commission Authorization
SCE&G	First Mortgage Bonds	$200,000,000	—	5.80%	01/23/2003	$197,604,000	Rule 52
SCE&G	First Mortgage Bonds	300,000,000	—	5.30%	05/21/2003	296,796,000	Rule 52
SCE&G	First Mortgage Bonds	250,000,000	—	5.25%	11/06/2003	247,510,000	Rule 52
GENCO	Pollution Control Bonds	35,850,000	—	4.875%	08/26/2003	35,670,750	Rule 52

        SCFC is party to a commercial paper program credit agreement for borrowings up to $125,000,000. The amount of commercial paper outstanding at December 31, 2003 was $45,736,000. The maximum amount outstanding during 2003 was $53,093,000 on September 9, 2003. The average daily interest rate during 2003 was 1.22%.

        The registrant and two of its subsidiaries (SCE&G and SCPC) are self-insured for the first $500,000 for worker's compensation coverage guaranteed through a letter of credit (in lieu of a bond). PSNC is self-insured for the first $200,000 for worker's compensation coverage guaranteed by a treasury note.

        The above items do not include guarantees of system companies which have been authorized by Commission order under the Public Utility Holding Company Act of 1935, as amended, and which are subject to Rule 24 certificate filing requirements.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

		Number of Shares or Principal Amount				Extinguished (E) or Held for Further Disposition (D)	Commission Authorization or Exemption
Name of Issuer	Title of Issue
		Acquired	Redeemed	Retired	Consideration
SCE&G	Pollution Control Bonds	—	$5,210,000	$5,630,000	$10,840,000	E	Rule 42
SCE&G	First and Refunding Mortgage Bonds	—	350,000,000	—	350,000,000	E	Rule 42
SCE&G	Franchise Agreement	—	—	2,470,000	2,470,000	E	Rule 42
SCE&G	Trust Preferred Securities	—	50,000,000	—	50,000,000	E	Rule 42
SCE&G	Preferred Stock	—	318,900	—	318,900	E	Rule 42
SCE&G	Department of Energy D&D Fund	—	—	437,197	437,197	E	Rule 42
PSNC	Senior Debenture (unsecured)	—	—	7,500,000	7,500,000	E	Rule 42
SCANA	Notes (unsecured)	—	150,000,000	255,000,000	405,000,000	E	Rule 42
SCPC	Notes (unsecured)	—	—	1,250,000	1,250,000	E	Rule 42
GENCO	Notes (unsecured)	—	—	3,700,000	3,700,000	E	Rule 42
GENCO	Pollution Control Bonds	—	35,850,000	—	35,850,000	E	Rule 42

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

        Category 1

Investor	Number of Investments	Aggregate Investment	Description
SCANA	2	$191,466	Investee provides loan capital to promote business and industry in South Carolina
SR	1	$150,000	Investee provides loan capital to promote business and industry in South Carolina
SCE&G	1	$60,000	Investee provides loan capital to promote business and industry in South Carolina

        Category 2

Investor	Issuer	Investment	Shares	% Voting Power	Book Value	Description
SCHI	ITC^DeltaCom, Inc.	Common Shares	567,544	1.3%	$1,115,000	Telecommunications—Section 34 exempt
SCHI	ITC^DeltaCom, Inc.	Warrants to purchase Common Stock	506,862	—	$1,050,000
SCHI	ITC^DeltaCom, Inc.	Series A Convertible Preferred	160,421	—	$13,065,388
SCHI	Magnolia Holding Company LLC	Common Shares	6,213,732	—	$2,078,566	Telecommunications—Section 34 exempt
PSI	West Texas Renewables Limited Partnership	Limited Partnership	n/a	—	$7,284,856	Electric generation

ITEM 6. OFFICERS AND DIRECTORS

Part I.

OFFICERS

        Symbols indicating the positions held by officers are as follows:

Assistant Secretary	AS	General Partner	GP
Controller	C	Limited Partner	LP
Corporate Compliance and Internal Auditing Officer	CCO	Member	M
Chief Executive Officer	CEO	President	P
Chief Financial Officer	CFO	Risk Management Officer	RMO
Chairman	CH	Secretary	S
Chief Information Officer	CIO	Senior Vice President	SVP
Chief Operating Officer	COO	Treasurer	T
Executive Vice President	EVP	Vice Chairman	VCH
General Counsel	GC	Vice President	VP
General Manager	GM
SCANA CORPORATION, 1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, P, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Duane C. Harris	SVP	Cathy Y. Kirven	T
Kevin B. Marsh	CFO, SVP	James E. Swan, IV	C
Jimmy E. Addison	VP	Lynn M. Williams	S
SOUTH CAROLINA ELECTRIC & GAS COMPANY, 1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Martin K. Phalen	VP
H. Thomas Arthur	SVP, GC, AS	W. Keller Kissam	VP
Sarena D. Burch	SVP	James M. Landreth	VP
Duane C. Harris	SVP	Mark R. Cannon	RMO
Neville O. Lorick	P, COO	James P. Hudson	CCO
Kevin B. Marsh	SVP, CFO	Cathy Y. Kirven	T
Jimmy E. Addison	VP	James E. Swan, IV	C
Samuel L. Dozier	VP	Lynn M. Williams	S
V. C. Summer Nuclear Station, P. O. Box 88, Jenkinsville, South Carolina 29065
Stephen A. Byrne	SVP
SC COALTECH NO. 1, LP, 823 McCalls Mill Road, Lexington, Kentucky 40515
COALTECH, LLC	GP
Two Pierce Place, Itasca, Illinois 60143
USA Coal LP	LP
1426 Main Street, Columbia, South Carolina 29201
South Carolina Electric & Gas Company	LP

COALTECH NO. 1, LP, 5487 North Milwaukee Avenue, Chicago, Illinois 60630
US Coal, LLC	GP
1415 Roselle Road, Palatine, Illinois 60067
Square D Company LP
Two Pierce Place, Itasca, Illinois 60143
AJG Financial Services	LP
1426 Main Street, Columbia, South Carolina 29201
South Carolina Electric & Gas Company	LP
SOUTH CAROLINA GENERATING COMPANY, INC., 1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Duane C. Harris	SVP	Cathy Y. Kirven	T
Neville O. Lorick	P, COO	James E. Swan, IV	C
Kevin B. Marsh	SVP, CFO	Lynn M. Williams	S
Jimmy E. Addison	VP
SOUTH CAROLINA FUEL COMPANY, INC., 1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Duane C. Harris	SVP	Cathy Y. Kirven	T
Neville O. Lorick	P, COO	James E. Swan, IV	C
Kevin B. Marsh	SVP, CFO	Lynn M. Williams	S
Jimmy E. Addison	VP
SOUTH CAROLINA PIPELINE CORPORATION, 105 New Way Road, Columbia, South Carolina 29223
George J. Bullwinkel	P, COO	Samuel L. Dozier	VP
Paul Fant	EVP	Janet King	AS
George Fasano, Jr.	SVP, AT
1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Sarena D. Burch	SVP	Cathy Y. Kirven	T
Duane C. Harris	SVP	James E. Swan, IV	C
Kevin B. Marsh	SVP, CFO	Lynn M. Williams	S
Jimmy E. Addison	VP
C & T PIPELINE, LLC, 1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Kevin B. Marsh	SVP, CFO
H. Thomas Arthur	SVP, GC	Lynn M. Williams	S

SCANA ENERGY MARKETING, INC., 1426 Main Street, Columbia, South Carolina 29203
William B. Timmerman	CH, CEO	Robert G. Edwards	VP
H. Thomas Arthur	P, COO, GC, AS	Mark R. Cannon	RMO
Sarena D. Burch	SVP	James P. Hudson	CCO
Duane C. Harris	SVP	Cathy Y. Kirven	T
Kevin B. Marsh	SVP, CFO	James E. Swan, IV	C
Jimmy E. Addison	VP	Lynn M. Williams	S
d/b/a SCANA ENERGY, Tower Place, Suite 750, 3340 Peachtree Road, Atlanta, Georgia 30326
George T. Devlin	VP, GM
PSNC PRODUCTION CORPORATION, 1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Duane C. Harris	SVP	Cathy Y. Kirven	T
Kevin B. Marsh	SVP, CFO	James E. Swan, IV	C
Jimmy E. Addison	VP	Lynn M. Williams	S
Robert G. Edwards	VP
SCANA PUBLIC SERVICE COMPANY, LLC, 1426 Main Street, Columbia, South Carolina 29201
Robert G. Edwards	VP
SCANA SERVICES, INC., 1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	P, COO	Jimmy E. Addison	VP
Kevin B. Marsh	SVP, CFO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	J. Patrick Hudson	CCO
George J. Bullwinkel	SVP	Cathy Y. Kirven	T
Sarena D. Burch	SVP	Randal M. Senn	CIO
Duane C. Harris	SVP	James E. Swan, IV	C
Sharon K. Jenkins	SVP	Lynn M. Williams	S
Charles B. McFadden	SVP
105 New Way Road, Columbia, South Carolina 29223
George Fasano	SVP
V. C. Summer Nuclear Station, P. O. Box 88, Jenkinsville, South Carolina 29065
Stephen A. Byrne	SVP
SCANA COMMUNICATIONS, INC., 1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
George J. Bullwinkel	P, COO	Cathy Y. Kirven	T
Duane C. Harris	SVP	James E. Swan, IV	C
Kevin B. Marsh	SVP, CFO	Lynn M. Williams	S
Jimmy E. Addison	VP
SCANA COMMUNICATIONS HOLDINGS, INC., 300 Delaware Avenue, Suite 510, Wilmington, Delaware 19801
P. J. Winnington	AT, AS

1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Jimmy E. Addison	T
Kevin B. Marsh	SVP, CFO	Lynn M. Williams	S
FRC, LLC, 1426 Main Street, Columbia, South Carolina 29201
George J. Bullwinkel, Jr.	CH
454 S. Anderson Road, Suite 303, Rock Hill, South Carolina 29730
James Johnson	VCH	Larry Vincent	VP
Terry Metze	S
PRIMESOUTH, INC., 111 Research Drive, Columbia, South Carolina 29221
Maurice Dean Bain	VP
1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
Neville O. Lorick	P, COO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Duane C. Harris	SVP	Cathy Y. Kirven	T
Kevin B. Marsh	SVP, CFO	James E. Swan, IV	C
Jimmy E. Addison	VP	Lynn M. Williams	S
PALMARK, INC., 11 Research Drive, Columbia, South Carolina 29221
Maurice Dean Bain	VP
1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
Neville O. Lorick	P, COO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Duane C. Harris	SVP	Cathy Y. Kirven	T
Kevin B. Marsh	SVP, CFO	James E. Swan, IV	C
Jimmy E. Addison	VP	Lynn M. Williams	S
SCANA RESOURCES, INC., 1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Duane C. Harris	SVP	Cathy Y. Kirven	T
Kevin B. Marsh	P, COO, CFO	James E. Swan, IV	C
Jimmy E. Addison	VP	Lynn M. Williams	S
SERVICECARE, INC., 246 Stoneridge Drive, Suite 300, Columbia, South Carolina 29210
Steven Burns	VP
1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
George J. Bullwinkel, Jr.	P, COO	James P. Hudson	CCO
H. Thomas Arthur	SVP, GC, AS	Cathy Y. Kirven	T
Duane C. Harris	SVP	James E. Swan, IV	C
Kevin B. Marsh	SVP, CFO	Lynn M. Williams	S
Jimmy E. Addison	VP

SCANA DEVELOPMENT CORPORATION, 1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Kevin B. Marsh	SVP, CFO
H. Thomas Arthur	SVP, GC	Lynn M. Williams	S
COGEN SOUTH, LLC, 1426 Main Street, Columbia, South Carolina 29201
SCANA Corporation	M
Post Office Box 118005, Charleston, South Carolina 29423-8005
Westvaco Corporation	M
PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED d/b/a PSNC ENERGY, 1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Sarena D. Burch	SVP	Cathy Y. Kirven	T
Duane C. Harris	SVP	James E. Swan, IV	C
Kevin B. Marsh	SVP, CFO	Lynn M. Williams	S
Jimmy E. Addison	VP
800 Gaston Road, Building A, Gastonia, North Carolina 28056
Jerry W. Richardson	P, COO	Judy Czerwinski	AS
D. Russell Harris	VP
CLEAN ENERGY ENTERPRISES, INC., 800 Gaston Road, Building A, Gastonia, North Carolina 28056
Jerry W. Richardson	P, COO
1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Duane C. Harris	SVP	Cathy Y. Kirven	T
Kevin B. Marsh	SVP, CFO	James E. Swan, IV	C
Jimmy E. Addison	VP	Lynn M. Williams	S
PSNC BLUE RIDGE CORPORATION, 800 Gaston Road, Building A, Gastonia, North Carolina 28056
Jerry W. Richardson	P, COO
1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Sarena D. Burch	SVP	Cathy Y. Kirven	T
Duane C. Harris	SVP	James E. Swan, IV	C
Kevin B. Marsh	SVP, CFO	Lynn M. Williams	S
Jimmy E. Addison	VP
PINE NEEDLE LNG COMPANY, LLC, 2800 Post Oak Boulevard, Post Office Box 1396, Houston, Texas 77251-1396
Frank Ferazzi	CH	Russell Rush	S

PSNC CARDINAL PIPELINE COMPANY, 800 Gaston Road, Building A, Gastonia, North Carolina 28056
Jerry W. Richardson	P, COO
1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Sarena D. Burch	SVP	Cathy Y. Kirven	T
Duane C. Harris	SVP	James E. Swan, IV	C
Kevin B. Marsh	SVP, CFO	Lynn M. Williams	S
Jimmy E. Addison	VP
CARDINAL PIPELINE COMPANY, LLC, 1915 Rexford Road, Post Office Box 33068, Charlotte, North Carolina 28233
Thomas E. Skains	M
800 Gaston Road, Building A, Gastonia, North Carolina 28056
Bill Williams	M
411 Fayetteville Street Mall - PEB18C5, Post Office Box 1551, Raleigh, North Carolina 27602
Terry Davis	M
Post Office Box 1396, Houston, Texas 77251-1396
Frank Ferazzi	M
SCG PIPELINE, INC., 105 New Way Road, Columbia, South Carolina 29223
George J. Bullwinkel	P, COO	Samuel L. Dozier	VP
Paul Fant	EVP	Janet King	AS
1426 Main Street, Columbia, South Carolina 29201
William B. Timmerman	CH, CEO	Mark R. Cannon	RMO
H. Thomas Arthur	SVP, GC, AS	James P. Hudson	CCO
Duane C. Harris	SVP	Cathy Y. Kirven	T
Kevin B. Marsh	SVP, CFO	James E. Swan, IV	C
Jimmy E. Addison	VP	Lynn M. Williams	S

DIRECTORS

SCANA CORPORATION
Bill L. Amick Amick1 Farms, Inc. Route 3, Box 140 HWY 178 PO Box 2309 Batesburg-Leesville, SC 29070-0309	W. Hayne Hipp The Liberty Corporation 135 South Main Street P. O. Box 789 Greenville, SC 29602
James A. Bennett First Citizens Bank Executive Office 1225 Lady Street Columbia, SC 29201	Lynne M. Miller Environmental Strategies Consulting, LLC 11911 Freedom Drive, Suite 900 Reston, VA 20190

William B. Bookhart, Jr. Capital Bank 4901 Glenwood Avenue Raleigh, NC 27612	Maceo K. Sloan Sloan Financial Group, Inc. 103 West Main Street, Suite 400 Durham, NC 27701-3638
William C. Burkhardt 3100 NE 48th Court, Apt. 109 Lighthouse Point, FL 33064	Harold C. Stowe Canal Holdings, LLC 3700 Clay Pond Road, Suite 6 Myrtle Beach, SC 29579
Elaine T. Freeman ETV Endowment of SC 401 East Kennedy St., Suite B-1 Spartanburg, SC 29302	William B. Timmerman Chairman, President and Chief Executive Officer SCANA Corporation 19-8 Columbia, SC 29218
D. Maybank Hagood William M. Bird and Co., Inc. 4210 Azalea Drive P. O. Box 20040 Charleston, SC 29413	G. Smedes York York Properties, Inc. 1900 Cameron Street P. O. Box 10007 Raleigh, NC 27605
SOUTH CAROLINA ELECTRIC & GAS COMPANY(1)(2)
SC COALTECH NO. 1, LP
William D. Brown(3)
COALTECH NO. 1, LP
David S. O'Neill(4)
SOUTH CAROLINA GENERATING COMPANY, INC.(1)(2)
SOUTH CAROLINA PIPELINE CORPORATION(1)(2)
C&T PIPELINE, LLC(1)(2)
SCANA ENERGY MARKETING, INC.(1)(2)
PSNC PRODUCTION CORPORATION(1)(2)
SCANA PUBLIC SERVICE COMPANY, LLC.(1)(2)
SCANA SERVICES, INC.(1)(2)
SCANA COMMUNICATIONS, INC.(1)(2)
SCANA COMMUNICATIONS HOLDINGS, INC.
P. J. Winnington 300 Delaware Avenue, Suite 510 Wilmington, Delaware 19801	William B. Timmerman(2) James A. Bennett(2)
FRC, LLC(5)
George J. Bullwinkel, Jr. James Johnson	Terry Metze Larry Vincent
PRIMESOUTH INC.(1)(2)
PALMARK, INC.(1)(2)
SCANA RESOURCES, INC.(1)(2)

SERVICECARE, INC.(1)(2)
SCANA DEVELOPMENT CORPORATION(1)(2)
COGEN SOUTH, LLC(6)
James M. Landreth John D. Andrews
PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED(1)(2)
CLEAN ENERGY ENTERPRISES, INC.(1)(2)
PSNC BLUE RIDGE CORPORATION(1)(2)
PINE NEEDLE LNG COMPANY, LLC
Arthur Corbin 104 Town Park Drive Kennesaw, GA 30144	Frank Ferazzi 2800 Post Oak Boulevard Post Office Box 1396 Houston, TX 77251-1396
Terry Davis 411 Fayetteville Street Mall - PEB18C5 Post Office Box 1551 Raleigh, North Carolina 27602	Donald Lutken One Allen Center 500 Dallas Street Houston, Texas 77002
Russell Rush 2800 Post Oak Boulevard Houston, Texas 77251-1396	Thomas E. Skains 1915 Rexford Road Post Office Box 33068 Charlotte, North Carolina 28233
Bill Williams 800 Gaston Road, Building A Gastonia, North Carolina 28056
PSNC CARDINAL PIPELINE COMPANY(1)(2)
CARDINAL PIPELINE COMPANY, LLC
Terry Davis 411 Fayetteville Street Mall - PEB18C5 Post Office Box 1551 Raleigh, North Carolina 27602	Frank Ferazzi Post Office Box 1396 Houston, TX 77251-1396
Thomas E. Skains 1915 Rexford Road Post Office Box 33068 Charlotte, North Carolina 28233	Bill Williams 800 Gaston Road, Building A Gastonia, North Carolina 28056
SCG PIPELINE, INC.(1)(2)

(1)
Directors are the same as for SCANA Corporation.
(2)
Business addresses of directors are the same as for SCANA Corporation.
(3)
Mr. Brown is the general partner for the partnership. His business address is 823 McCalls Mill Road, Lexington, Kentucky 40505.
(4)
Mr. O'Neill is the general partner for the partnership. His business address is 5487 N. Milwaukee Avenue, Chicago, Illinois 60630.
(5)
The business address for all members, except Mr. Bullwinkel, is 454 S. Anderson Road, Suite 303, Rock Hill, South Carolina 29730. Mr. Bullwinkel's business address is 105 New Way Road, Columbia, South Carolina 29223.
(6)
Mr. Landreth's address is 111 Research Drive, Columbia, South Carolina 29203. Mr. Andrews' business address is Post Office Box 118005, Charleston, South Carolina 29423-8005.

Part II.

Name of Officer or Director	Name and Location of Financial Institution	Position Held in Financial Institution	Applicable Exemption Rule
James A. Bennett	First Citizens Bank	Executive Vice President and Director of Public Affairs	Pending no action letter
William C. Burkhardt	Capital Bank	Chief Executive Officer, Director	Pending no action letter
Elaine T. Freeman	National Bank of South Carolina	Director	70(a)
Lynne M. Miller	Adams National Bank	Director	70(b)
Maceo K. Sloan	M&F Bancorp	Director	70(b)

Part III.

        (a)   The compensation of directors and executive officers of system companies:

Director Compensation

Board Fees

        Officers of SCANA who are also directors do not receive additional compensation for their service as directors. Since July 1, 2003, compensation for non-employee directors has included the following:

  •
  an annual retainer of $36,000 (60% of the annual retainer fee is paid in shares of SCANA Common Stock);
  •
  $3,500 for each board meeting attended;
  •
  $3,000 for attendance at a committee meeting held on a day other than a day a regular meeting of the Board is held;
  •
  $300 for participation in a telephone conference meeting of 30 minutes or less, and $600 for participating in a longer conference;
  •
  $3,000 for attendance at an all-day conference; and
  •
  reimbursement for expenses incurred in connection with all of the above.

Director Compensation and Deferral Plans

        Since January 1, 2001, non-employee director compensation and deferrals have been governed by the SCANA Corporation Director Compensation and Deferral Plan. Amounts deferred by directors in previous years under the SCANA Voluntary Deferral Plan continue to be governed by that plan. During 2003, the only director participating in the Voluntary Deferral Plan was Mr. Bennett, whose account was credited with interest of $2,366 for the year.

        Under the Director Compensation and Deferral Plan, a director may elect to defer the 60% of the annual retainer fee required to be paid in stock in a hypothetical investment in SCANA common stock, with distribution from the plan to be ultimately payable in actual shares of SCANA common stock. A director may also elect to defer the 40% of the annual retainer fee not required to be paid in stock and up to 100% of meeting attendance and conference fees with distribution from the plan to be ultimately payable in either SCANA common stock or cash. Amounts payable in SCANA common stock accrue earnings during the deferral period at SCANA's dividend rate, which amount may be elected to be paid in cash when accrued or retained to invest in hypothetical shares of SCANA common stock. Amounts payable in cash accrue interest earnings until paid.

        During 2003, Messrs. Amick, Bennett, Burkhardt, Hipp, Sloan, Stowe and York and Ms. Miller elected to defer 100% of their compensation and earnings under the Director Compensation and Deferral Plan so as to acquire hypothetical shares of SCANA common stock. In addition, Mr. Hagood elected to defer 60% of his annual retainer and earnings under the plan to acquire hypothetical shares of SCANA common stock.

Endowment Plan

        Upon election to a second term, a director becomes eligible to participate in the SCANA Director Endowment Plan, which provides for SCANA to make tax deductible, charitable contributions totaling $500,000 to institutions of higher education designated by the director. The plan is intended to reinforce SCANA's commitment to quality higher education and to enhance its ability to attract and retain qualified board members. A portion is contributed upon retirement of the director and the remainder upon the director's death. The plan is funded in part through insurance on the lives of the directors. Designated in-state institutions of higher education must be approved by the Chief Executive Officer of SCANA. Any out-of-state designation must be approved by the Human Resources Committee. The designated institutions are reviewed on an annual basis by the Chief Executive Officer to assure compliance with the intent of the program.

Summary Compensation Table
			Annual Compensation				Long-Term Compensation
							Awards	Payouts
Executive Officer of System Company	Name and Principal Position	Year	Salary ($)		Bonus(1) ($)	Other Annual Compensation(2) ($)	Securities Underlying Option/ SARS (#)	LTIP Payouts(3) ($)	All Other Compensation(4) ($)
All System Companies	W. B. Timmerman Chairman, President and Chief Executive Officer—SCANA	2003 2002 2001	858,219 751,228 660,238	(5)	718,493 760,949 —	5,754 16,435 17,611	— 219,200 129,781	1,150,242 536,884 —	97,150 44,614 60,884
SCANA Services & SCE&G	N. O. Lorick President and Chief Operating Officer—SCE&G	2003 2002 2001	419,808 376,538 385,252		300,036 317,808 —	5,962 16,958 18,701	— 77,816 36,711	325,384 145,487 —	44,257 22,132 30,611
All System Companies	K. B. Marsh Senior Vice President and Chief Financial Officer— SCANA	2003 2002 2001	419,808 375,384 334,234		300,036 317,808 —	928 10,183 10,554	— 77,816 36,711	325,384 209,432 —	44,257 22,063 29,097
SCANA Services & SCPC	G. J. Bullwinkel President and Chief Operating Officer—South Carolina Pipeline Corporation	2003 2002 2001	346,411 305,332 260,812		212,575 176,628 —	3,904 13,993 14,248	— 42,341 19,142	169,634 146,345 —	31,382 17,860 22,878
All System Companies	H. T. Arthur Senior Vice President and General Counsel	2003 2002 2001	360,950 297,115 270,963		180,675 191,340 —	5,106 15,830 16,119	— 42,992 19,142	169,634 146,345 —	33,603 17,367 23,487
SCANA and all Direct Wholly-Owned Subsidiaries	D. C. Harris Senior Vice President— Human Resources	2003 2002 2001	275,165 240,962 207,152		125,595 146,340 —	— 9,000 9,000	33,724 16,574	146,894 77,250 —	25,526 13,998 13,870
SCANA Services & SCE&G	S. A. Byrne Senior Vice President-Nuclear Operations—SCE&G	2003 2002 2001	323,351 285,385 244,232		180,675 191,339 —	— 9,000 9,285	— 42,992 19,142	169,634 146,345 —	30,993 16,663 22,064

(1)
Payments under the Annual Incentive Plan.
(2)
For 2003, other annual compensation consists of life insurance premiums on policies owned by named executive officers.
(3)
Payouts under performance share awards under the Company's Long Term Equity Compensation Plan.
(4)
All other compensation for all named executive officers consists solely of matching contributions to defined contribution plans.
(5)
Reflects actual salary paid in 2003. Base salary of $870,900 became effective on February 20, 2003.

Outstanding Options and Related Information

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

(a)	(d)	(e)
	Number of Securities Underlying Unexercised Option/SARs At FY-End(#)	Value of Unexercised In-the-Money Options/ SARs at FY-End($)(1)
Name	Exercisable/ Unexercisable	Exercisable/ Unexercisable
W. B. Timmerman	195,207/189,394	1,391,752/1,277,650
N. O. Lorick	52,744/64,115	361,391/432,351
G. J. Bullwinkel	35,670/34,609	252,747/221,228
K. B. Marsh	62,039/64,115	442,722/432,351
H. T. Arthur	35,888/35,042	260,188/236,280
D. C. Harris	0/28,008	0/188,881
S. A. Byrne	35,888/35,042	260,188/236,280

(1)
Based on the closing price of $34.25 per share on December 31, 2003, the last trading day of the fiscal year.

Long-Term Incentive Plans Awards

        The following table lists the performance share awards and the performance unit awards made in 2003 (for potential payment in 2006) under the Long-Term Equity Compensation Plan and estimated future payouts under that plan at threshold, target and maximum levels for each of the executive officers included in the Summary Compensation Table.

LONG-TERM INCENTIVE PLANS
AWARDS IN LAST FISCAL YEAR

				Estimated Future Payouts Under Non-Stock Price-Based Plans
	Number of Shares, Units or Other Rights(#)		Performance or Other Period Until Maturation or Payout
Name				Threshold (#)	Target (#)	Maximum (#)
W. B. Timmerman	30,249	(1)	2003-2005	12,100	30,249	45,374
W. B. Timmerman	20,166	(2)	2003-2005	10,083	20,166	30,249
N. O. Lorick	10,737	(1)	2003-2005	4,295	10,737	16,106
N. O. Lorick	7,158	(2)	2003-2005	3,579	7,158	10,737
G. J. Bullwinkel	8,592	(1)	2003-2005	4,296	8,592	12,888
G. J. Bullwinkel	5,728	(2)	2003-2005	2,864	5,728	8,592
K. B. Marsh	10,737	(1)	2003-2005	4,295	10,737	16,106
K. B. Marsh	7,158	(2)	2003-2005	3,579	7,158	10,737
H. T. Arthur	5,933	(1)	2003-2005	2,373	5,933	8,900
H. T. Arthur	3,955	(2)	2003-2005	1,978	3,955	5,933
D. C. Harris	4,653	(1)	2003-2005	2,327	4,653	6,980
D. C. Harris	3,102	(2)	2003-2005	1,551	3,102	4,653
S. A. Byrne	5,933	(1)	2003-2005	2,373	5,933	8,900
S. A. Byrne	3,955	(2)	2003-2005	1,978	3,955	5,933

(1)
Performance Share Awards
(2)
Performance Unit Awards

        Payouts on performance share awards will occur when SCANA's total shareholder return is in the top two-thirds of the Long-Term Equity Compensation Plan peer group for that period, and will vary based on SCANA's ranking against the peer group. Executives earn threshold payouts (50% of award) at the 33rd percentile of three-year performance. Target payouts (100% of award) will be made at the 50th percentile of three-year performance. Maximum payouts (150% of award) will be made when performance is at or above the 75th percentile of the peer group. Payments will be made on a sliding scale for performance between threshold and target and target and maximum. No payouts will be earned if performance is at less than the 33rd percentile. Awards are designated as target shares of SCANA common stock and may be paid in stock or cash or a combination of stock and cash. Payouts on performance unit awards will occur when SCANA's three-year average growth in earnings per share from ongoing operations equals or exceeds 4%. Executives earn threshold payments (50% of award) at 4% average growth, target payments (100% of award) at 6% average growth and maximum payouts (150% of award) at 8% average growth. No payouts will occur if average growth in earnings per share from ongoing operations over the period is less than 4%. Awards are designated as target units of SCANA common stock and may be paid in stock or cash or a combination of stock and cash.

Defined Benefit Plans

        SCANA has a tax qualified defined benefit retirement plan (the Retirement Plan). The plan has a mandatory cash balance benefit formula for employees hired on or after January 1, 2000. Effective July 1, 2000, SCANA employees hired prior to January 1, 2000 were given the choice of remaining under the Retirement Plan's final average pay benefit formula or switching to the cash balance formula. All the executive officers named in the Summary Compensation Table elected to participate under the cash balance formula of the plan.

        The cash balance formula benefit is expressed in the form of a hypothetical account balance. Participants electing to participate under the cash balance formula had an opening account balance established for them. The opening account balance was equal to the present value of the participant's

June 30, 2000 accrued benefit under the final average pay formula. Participants who had 20 years of vesting service or who had 10 years of vesting service and whose age plus service equaled at least 60 were given transition credits. For these participants, the beginning account balance was determined so that projected benefits under the cash balance formula approximated projected benefits under the final average pay formula at the earliest date at which unreduced benefits are payable under the plan.

        Account balances are increased monthly by interest and compensation credits. The interest rate used for accumulating account balances is determined annually and is equal to the average rate for 30-year Treasury Notes for December of the previous calendar year. Compensation credits equal 5% of compensation under the Social Security Wage Base and 10% of compensation in excess of the Social Security Wage Base.

        In addition to its Retirement Plan for all employees, SCANA has Supplemental Executive Retirement Plans (SERPs) for certain eligible employees, including officers. A SERP is an unfunded plan that provides for benefit payments in addition to benefits payable under the qualified Retirement Plan in order to replace benefits lost in the Retirement Plan because of Internal Revenue Code maximum benefit limitations.

        The estimated annual retirement benefits payable as life annuities at age 65 under the plans, based on projected compensation (assuming increases of 4% per year), to the executive officers named in the Summary Compensation Table are as follows: Mr. Timmerman—$456,312; Mr. Lorick—$290,436; Mr. Bullwinkel—$284,520; Mr. Marsh—$349,416; Mr. Arthur—$114,180; Mr. Harris—$105,276 and Mr. Byrne—$271,452.

Termination, Severance and Change in Control Arrangements

        SCANA maintains an Executive Benefit Plan Trust. The purpose of the trust is to help retain and attract quality leadership in key SCANA positions. The trust holds SCANA contributions (if made) which may be used to pay the deferred compensation benefits of certain directors, executives and other key employees of SCANA in the event of a Change in Control (as defined in the trust). The current executive officers included in the Summary Compensation Table participate in all the plans listed below which are covered by the trust.

  (1)
  SCANA Corporation Executive Deferred Compensation Plan
  (2)
  SCANA Corporation Supplemental Executive Retirement Plan
  (3)
  SCANA Corporation Long-Term Equity Compensation Plan
  (4)
  SCANA Corporation Annual Incentive Plan
  (5)
  SCANA Corporation Key Executive Severance Benefits Plan
  (6)
  SCANA Corporation Supplementary Key Executive Severance Benefits Plan

        The Key Executive Severance Benefits Plan and each of the plans listed under (1) through (4) provide for payment of benefits in a lump sum to the eligible participants immediately upon a Change in Control, unless the Key Executive Severance Benefits Plan is terminated prior to the Change in Control. In contrast, the Supplementary Key Executive Severance Benefits Plan is operative for a period of 24 months following a Change in Control where the Key Executive Severance Benefits Plan is inoperative because it was terminated before the Change in Control. The Supplementary Key Executive Severance Benefits Plan provides benefits in lieu of those otherwise provided under plans (1) through (4) if: (i) the participant is involuntarily terminated from employment without "Just Cause," or (ii) the participant voluntarily terminates employment for "Good Reason" (as these terms are defined in the Supplementary Key Executive Severance Benefits Plan).

        Benefit distributions relative to a Change in Control, as to which either the Key Executive Severance Benefits Plan or the Supplementary Key Executive Severance Benefits Plan is operative,

include an amount equal to estimated federal, state and local income taxes and any estimated applicable excise taxes owed by the plan participants on those benefits.

        The benefit distributions under the Key Executive Severance Benefits Plan would include the following three benefits:

  •
  An amount equal to three times the sum of: (i) the participant's annual base salary in effect as of the Change in Control and (ii) the officer's target annual incentive award in effect as of the Change in Control under the Annual Incentive Plan.

  •
  An amount equal to the projected cost for medical, long-term disability and certain life insurance coverage for three years following the Change in Control as though the participant had continued to be a SCANA employee.

  •
  An amount equal to the participant's Supplemental Executive Retirement Plan benefit accrued to the date of the Change in Control, increased by the present value of projected benefits that would otherwise accrue under the plan (based on the plan's actuarial assumptions) assuming that the participant remained employed until reaching age 65 and offset by the value of the participant's Retirement Plan benefit.

        Additional benefits payable upon a Change in Control where the Key Executive Severance Benefits Plan is operable are:

  •
  A benefit distribution of all amounts credited to the participant's Executive Deferred Compensation Plan account as of the date of the Change in Control.

  •
  A benefit distribution under the Long-Term Equity Compensation Plan equal to 100% of the targeted performance share and performance unit awards for all performance periods not completed as of the date of the Change in Control, if any.

  •
  Under the Long-Term Equity Compensation Plan, all nonqualified stock options awarded would become immediately exercisable and remain exercisable throughout their term.

  •
  A benefit distribution under the Annual Incentive Plan equal to 100% of the target award in effect as of the date of the Change in Control.

        The benefits and their respective amounts under the Supplementary Key Executive Severance Benefits Plan would be the same except that the benefits payable with respect to the Executive Deferred Compensation Plan would be increased by the prime rate published in the Wall Street Journal most nearly preceding the date of the Change in Control, plus 3%, calculated until the end of the month preceding the month in which the benefits are distributed.

SHARE OWNERSHIP OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

Name	Amount and Nature of Beneficial Ownership of SCANA Common Stock*(1)(2)(3)(4)(5)	Name	Amount and Nature of Beneficial Ownership of SCANA Common Stock*(1)(2)(3)(4)(5)
B. L. Amick(6)(7)	10,718	D. C. Harris	5,676
H. T. Arthur	73,494	W. H. Hipp	4,897
J. A. Bennett(7)	2,445	N. O. Lorick	108,992
W. B. Bookhart, Jr.(6)(7)	23,515	K. B. Marsh	117,868
W. C. Burkhardt(6)(7)	12,142	L. M. Miller(7)	3,542
G. J. Bullwinkel	85,916	M. K. Sloan(6)(7)	4,498
S. A. Byrne	63,572	H. C. Stowe(6)(7)	4,377
E. T. Freeman(7)	10,673	W. B. Timmerman	368,659
D. M. Hagood(6)(7)	850	G. S. York(7)	12,219

*
Each of the above owns less than 1% of the shares outstanding.

        All directors and executive officers as a group (17 persons) total 837,860 shares, including 625,832 shares subject to currently exercisable options and options that will become exercisable within 60 days. Total percent of class outstanding is less than one percent.

(1)
Includes Mr. Bookhart—6,601 shares owned by close relatives, the beneficial ownership of which he disclaims.
(2)
Includes shares purchased through February 11, 2004, by the Trustee under SCANA's Stock Purchase Savings Plan.
(3)
Hypothetical shares acquired under the SCANA Director Compensation and Deferral Plan are not included in the above table. As of February 23, 2004, each of the following directors had acquired under the plan, the number of hypothetical shares following his or her name: Messrs. Amick—7,591, Bennett—7,060, Burkhardt—8,705, Hagood—2,755, Hipp—7,491, Sloan—7,815, Stowe—7,992, York—8,284 and Ms. Miller—8,323.
(4)
Includes shares subject to currently exercisable options and options that will become exercisable within 60 days in the following amounts: Messrs. Timmerman—311,535; Lorick—90,921; Marsh—100,215; Byrne—56,600; Arthur—56,600.
(5)
Hypothetical shares acquired under the SCANA Executive Deferred Compensation Plan are not included in the above table. As of February 23, 2004, each of the following officers had acquired under the plan, the number of hypothetical shares following his or her name: Messrs. Timmerman—25,022; Lorick—4,703; Marsh—4,579; Byrne—2,711; Arthur—4,232.
(6)
Human Resources Committee.
(7)
Long-Term Equity Compensation Plan Committee.

(c)
Contracts and transactions with system companies:

        During 2003, SCANA incurred advertising expenses of $66,163 (including the value of non-utility in-kind services provided by SCANA and its subsidiaries) for services provided by subsidiaries of The Liberty Corporation. SCANA's management believes that these services, a significant portion of which were arranged through the use of an independent third-party advertising agency, were provided at competitive market rates. Mr. Hipp is Chairman and Chief Executive Officer and a director of The Liberty Corporation. It is anticipated that similar transactions will occur in the future.

(d)
Indebtedness to system companies:        None

(e)
Participation in bonus and profit-sharing arrangements and other benefits:

REPORT ON EXECUTIVE COMPENSATION

        SCANA's executive compensation program is designed to support SCANA's overall objective of creating shareholder value by:

  •
  Hiring and retaining premier executive talent;

  •
  Having a pay-for-performance philosophy linking total rewards to achievement of corporate and business unit goals;

  •
  Placing a substantial portion of pay for senior executives "at-risk" and aligning the interests of executives with the long-term interests of shareholders through equity-based compensation; and

  •
  Balancing elements of the compensation program to reflect SCANA's financial, customer-oriented and strategic goals.

        We believe our program performs a vital role in keeping our executives focused on SCANA's goal of enhancing shareholder value.

        A description of the program and a discussion of Mr. Timmerman's 2003 compensation follows.

Program Elements

        During 2003, executive compensation consisted primarily of three key components: base salary, short-term incentive compensation (Annual Incentive Plan) and long-term incentive compensation (Long-Term Equity Compensation).

        Compensation levels are established annually based on a comparison to a market, which consists of utilities of various sizes and general industry. Results are adjusted through regression analysis to account for differences in company size. Some of the companies in the peer group are included in the market comparison group. We do not include all of the peer group companies in the market comparison group because we believe that SCANA's competition for executives does not include all of those companies and includes other utilities and general industry companies.

        The specific components of SCANA's compensation program for executive officers are described more fully in the following paragraphs. Each component of the compensation package, including severance plans, insurance and other benefits, is considered in determining total compensation.

Base Salaries

        Executive salaries are reviewed annually by the Human Resources Committee. Adjustments may be made on the basis of an assessment of individual performance, relative levels of accountability, prior experience, breadth and depth of knowledge and changes in market pay practices.

Annual Incentive Plans

        SCANA's Annual Incentive Plan promotes SCANA's pay-for-performance philosophy, as well as its goal of having a meaningful amount of executive pay "at-risk." Through this plan, financial incentives are provided in the form of annual cash bonuses.

        Executives eligible for this plan are assigned threshold, target and maximum bonus levels as a percentage of salary control point. Bonuses earned are based on the level of performance achieved. Award payouts may increase to a maximum of 1.5 times target if performance exceeds the goals established. Award payouts may decrease, generally to a minimum of one-half the target-level awards, if performance fails to meet established targets, but results are achieved at minimum or threshold levels.

Awards earned based on the achievement of pre-established goals may nonetheless be decreased if the Human Resources Committee determines that actual results warrant a lower payout.

        For 2003, the Annual Incentive Plan placed equal emphasis on achieving profitability targets and meeting annual business objectives relating to such matters as efficiency, quality of service, customer satisfaction and progress toward SCANA's strategic objectives. The plan allows for an adjustment of an award based upon an evaluation of individual performance. Each award may be increased or decreased by no more than 20% based on the individual performance evaluation, but in no case may an award exceed the maximum payout of 1.5 times target.

        Due to SCANA's accomplishment of its profitability targets and meeting its annual business objectives for 2003, participants in the plan received payouts for 2003.

Long-Term Equity Compensation Plan

        The potential value of long-term incentive opportunities comprises a significant portion of the total compensation package for officers and key employees. The Long-Term Equity Compensation Plan Committee believes this approach to total compensation opportunities provides the appropriate focus for those officers and other key employees who are charged with the responsibility for managing the Company and achieving success for SCANA shareholders. A portion of each executive's potential compensation consists of awards under the Long-Term Equity Compensation Plan. Long-term award vehicles available to the Committee under the plan include incentive and nonqualified stock options, stock appreciation rights (either alone or in tandem with a related option), restricted stock, performance units and performance shares. Certain of these awards may be granted subject to satisfaction of specific performance goals. For the 2003-2005 cycle, awards under the Long-Term Equity Compensation Plan consisted of performance shares and performance units.

Performance Share Awards

        SCANA's performance share awards under the Long-Term Equity Compensation Plan pays bonuses to executives based on SCANA's Total Shareholder Return (TSR) relative to a group of peer companies over a three-year period. The purpose of performance share awards is to ensure that executives are compensated only when shareholders gain.

        TSR is stock price increase over the three-year period, plus cash dividends paid during that period, divided by stock price as of the beginning of the period. Comparing SCANA's TSR to the TSR of a group of other companies reflects SCANA's recognition that investors could have invested their funds in other entities and measures how well SCANA performed when compared to others in the group.

Performance Unit Awards

        SCANA's performance unit awards under the Long-Term Equity Compensation Plan pays bonuses to executives based on increases in earnings per share from ongoing operations over a three-year period. The purpose of the performance unit awards is to tie a portion of the executive's potential compensation to success in the operations area. Earnings from ongoing operations are net earnings from operations excluding (i) the cumulative effect of mandated changes in accounting principles and (ii) the effect of sales of certain investments and impairment charges related to certain investments.

Payouts Under Performance Shares awarded in 2001

        Under target performance share awards made in 2001 for the 2001-2003 performance period, payouts were set to occur if SCANA's TSR was in the top two-thirds of the peer group over the period. For purposes of the 2001-2003 performance period, the peer group was comprised of SCANA and 61 other electric and gas utilities, none of which have annual revenues of less than $100 million.

        Executives would earn threshold payouts of 0.4 times target at the 33rd percentile of three-year performance. Target payouts would be made at the 50th percentile of three-year performance. Maximum payouts would be made at 1.5 times target if SCANA's TSR was at or above the 75th percentile of the peer group. No payouts would be earned if performance was at less than the 33rd percentile.

        For the three-year performance period 2001-2003, SCANA's TSR was at the 80th percentile of the peer group. This resulted in payouts being made at 150% of target for the period.

Policy with Respect to the $1 Million Deduction Limit

        Section 162(m) of the Internal Revenue Code establishes a limit on the deductibility of annual compensation for certain executive officers that exceeds $1,000,000. Certain performance-based compensation approved by shareholders is not subject to the deduction limit. SCANA's Long-Term Equity Compensation Plan is qualified so that most performance-based awards under that plan constitute compensation not subject to Section 162(m). To maintain flexibility in compensating executive officers in a manner designed to promote various corporate goals, the committees responsible for compensation matters have not adopted a policy that all compensation must be deductible.

2003 Compensation of Chief Executive Officer

        For 2003, Mr. Timmerman's compensation consisted of the following:

        Base salary of $870,900 derived by reference to executive pay for the market group described. Mr. Timmerman's salary increase was based on his responsibilities as Chairman and Chief Executive Officer, external pay practices and the Human Resources Committee's assessment of his overall performance during the preceding year. Because this determination was subjective, no one factor was assigned a particular weighting by the Committee.

        For the year 2003, Mr. Timmerman's Annual Incentive Plan target award was 75% of the salary control point for his position. Mr. Timmerman's 2003 award was based on three factors: SCANA EPS, achievement of strategic plan objectives and the Human Resources Committee's subjective assessment of his individual performance. Performance in these factors resulted in Mr. Timmerman receiving a payout of 110% of target for the 2003 performance pay period.

  •
  As discussed above, SCANA's results relative to the peer group for the 2001-2003 performance period were at the 80th percentile, resulting in a payout of 150% of target under the Long-Term Equity Compensation Plan.

  •
  In 2003, Mr. Timmerman's Long-Term Equity Compensation Plan target was set at 125% of the salary control point for his salary grade. This resulted in an award of 30,249 performance shares and 20,166 performance units for the period of 2003-2005. The amount of the award was determined by the Long-Term Equity Compensation Plan Committee based on Mr. Timmerman's salary, level of responsibility and competitive practices.

Human Resources Committee	Long-Term Equity Compensation Plan Committee
W. C. Burkhardt *	W. C. Burkhardt *
B. L. Amick	B. L. Amick
W. B. Bookhart, Jr.	J. A. Bennett
D. M. Hagood	W. B. Bookhart, Jr.
M. K. Sloan	E. T. Freeman
H. C. Stowe	D. M. Hagood
L. M. Miller
M. K. Sloan
H. C. Stowe
G. S. York

*
Chairman of the Committee

Rights to indemnity.

        Directors and officers of SCANA and its wholly owned subsidiaries are insured under a directors and officers liability policy issued by AEGIS Insurance Services, Inc. The policy is for the period October 31, 2003 through October 31, 2004.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

(1)
Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any political party, candidate for public office or holder of such office, or any committee or agent thereof.

Recipient	Amount
CONGRESSIONAL BLACK CAUCUS AND LEADERSHIP INSTITUTE	$50,000

        SCANA and its subsidiaries have established political action committees and have incurred, in connection with the provisions of the Federal Election Campaign Act, certain costs for the administration of such committees.

(2)
Expenditures, disbursements or payments, directly or indirectly, in money, goods or services, to or for the account of any citizens group or public relations counsel.

Company	Recipient	Purpose	Account Charged	Amount
SCANA	JEFF DICKERSON	PUBLIC RELATIONS	921	$157,468
SCANA	SC POLICY COUNCIL	MEMBERSHIP	426	50,000
SCANA	CENTRAL CAROLINA ECONOMIC DEV. ALLIANCE	SUPPORT	921	25,000
SCANA	CHARLESTON REGIONAL DEV. ALLIANCE	SUPPORT	921	25,000
SCANA	CHAMPIONS FOR EDUCATION	SPONSORSHIP	921	52,800
SCANA	CITY CENTER PARTNERSHIP	CONTRIBUTION	921	25,000
SCANA	CITIZENS FOR COMMUNITY IMPROVEMENT	SUPPORT	426	15,000
SCANA	CLEMSON UNIVERSITY FOUNDATION	SUPPORT	921	10,000
SCANA	ECONOMIC DEVELOPMENT PARTNERSHIP	SUPPORT	921	15,000
SCANA	SC LEGISLATIVE BLACK CAUCUS	MEMBERSHIP	426	12,000
SCANA	SC WORLD TRADE CENTER	SUPPORT	921	20,000
SCANA	MISC—19 ITEMS LESS THAN $10,000	COMMUNITY DEV. EDUC & CIVIC ACTIVITY	921	59,900

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I

Transaction	Serving Company	Receiving Company	Compensation (in Thousands)	Contract Date	In Effect at December 31, 2003
(Note)	SCE&G	SCPC	*	(Note)	Yes
(Note)	SCE&G	SEMI	*	(Note)	Yes
(Note)	SCE&G	SEGA	$124	(Note)	Yes
(Note)	SCE&G	SCI	*	(Note)	Yes
(Note)	SCE&G	PSI	*	(Note)	Yes
(Note)	SCE&G	SVCI	*	(Note)	Yes
(Note)	SEMI	SCE&G	3,438	(Note)	Yes
(Note)	SEMI	SCPC	*	(Note)	Yes
(Note)	PSNC	SEMI	*	(Note)	Yes
(Note)	PSNC	SCPC	*	(Note)	Yes
(Note)	PSNC	SCVI	*	(Note)	Yes
(Note)	SCPC	SCI	*	(Note)	Yes
(Note)	SCPC	SCG	680	(Note)	Yes
(Note)	SCPC	SCE&G	316	(Note)	Yes
(Note)	SCPC	SEMI	*	(Note)	Yes
(Note)	SCPC	PSNC	*	(Note)	Yes
(Note)	SCPC	SVCI	*	(Note)	Yes
(Note)	SCPC	SCI	*	(Note)	Yes
(Note)	SEGA	PSNC	*	(Note)	Yes
(Note)	SEGA	SCE&G	120	(Note)	Yes
Carolina Research Park rent	SCE&G	PSI	*	Aug 2002-2007	Yes
Palmetto Center rent	SCE&G	SCI	196	Jan-Dec 2003	Yes
Site leases and related operating agreements	SCE&G	SCI	*	Jan-Dec 2003	Yes
Leeds Avenue rent	SCE&G	SVCI	*	Jul 1999-Jun 2019	Yes
Service agreement	SCE&G	SVCI	*	Nov 2000-Oct 2003	Yes
Site lease	GENCO	SCI	*	Sep-Dec 2003	Yes
Tower space rent	SCI	SCE&G	*	Jan-Dec 2003	Yes
Tower space rent	SCI	SCPC	*	Jan-Dec 2003	Yes
Maintenance contract	PSI	SCE&G	4,273	Jan 1998-Sep 2005	Yes
Rental of Facility	SDC	SCE&G	128	Aug 2002-2007	Yes

*
Consideration is less than $100,000.

        Note: SCANA Corporation system companies have agreements with each other pursuant to which the system companies reimburse each other for the full cost of services, personnel and facilities provided by another system company.

Part II

        None

Part III

        None

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

        None

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

Exhibits	Page No.
Exhibit A	50
Exhibit B	50
Exhibit C	56
Exhibit D	58
Exhibit F	63
Exhibit G	63
Exhibit H	63

SCANA CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SCANA CORPORATION CONSOLIDATED	SOUTH CAROLINA ELECTRIC & GAS COMPANY	SOUTH CAROLINA GENERATING COMPANY, INC.	SOUTH CAROLINA FUEL COMPANY, INC.
ASSETS
UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION	$6,417	$4,974	$278	$42
OTHER PROPERTY AND INVESTMENTS, NET OF ACCUMULATED DEPRECIATION	274	25	—	—
CURRENT ASSETS:
CASH AND TEMPORARY INVESTMENTS	136	61	14	—
OTHER CURRENT ASSETS	765	364	18	42
TOTAL CURRENT ASSETS	901	425	32	42
DEFERRED DEBITS	857	815	8	—
TOTAL	$8,449	$6,239	$318	$84
CAPITALIZATION & LIABILITIES
STOCKHOLDERS' INVESTMENT:
COMMON EQUITY (DEFICIT)	$2,306	$2,043	$100	$—
PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR SINKING FUNDS)	106	106	—	—
TOTAL STOCKHOLDERS' INVESTMENT	2,412	2,149	100	—
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)	9	9	—	—
LONG-TERM DEBT, NET	3,225	1,943	66	—
TOTAL CAPITALIZATION (DEFICIT)	5,646	4,101	166	—
CURRENT LIABILITIES	1,017	644	73	83
DEFERRED CREDITS	1,786	1,494	79	1
TOTAL	$8,449	$6,239	$318	$84

SCANA CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SOUTH CAROLINA PIPELINE CORP.	SCG PIPELINE, INC.	SCANA DEVELOPMENT CORPORATION	SCANA COMMUNICATIONS, INC.
ASSETS
UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION	$217	$29	$—	$—
OTHER PROPERTY AND INVESTMENTS, NET OF ACCUMULATED DEPRECIATION	1	—	4	149
CURRENT ASSETS:
CASH AND TEMPORARY INVESTMENTS	4	—	—	7
OTHER CURRENT ASSETS	93	1	—	2
TOTAL CURRENT ASSETS	97	1	—	9
DEFERRED DEBITS	14	—	2	—
TOTAL	$329	$30	$6	$158
CAPITALIZATION & LIABILITIES
STOCKHOLDERS' INVESTMENT:
COMMON EQUITY (DEFICIT)	$111	$14	$4	$191
PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR SINKING FUNDS)	—	—	—	—
TOTAL STOCKHOLDERS' INVESTMENT	111	14	4	191
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)	—	—	—	—
LONG-TERM DEBT, NET	11	—	—	—
TOTAL CAPITALIZATION (DEFICIT)	122	14	4	191
CURRENT LIABILITIES	168	16	2	3
DEFERRED CREDITS	39	—	—	(36)
TOTAL	$329	$30	$6	$158

SCANA CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	PRIMESOUTH, INC.	SCANA ENERGY MARKETING, INC.	SCANA RESOURCES	SERVICECARE, INC.
ASSETS
UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION	$—	$—	$—	$—
OTHER PROPERTY AND INVESTMENTS, NET OF ACCUMULATED DEPRECIATION	10	6	—	—
CURRENT ASSETS:
CASH AND TEMPORARY INVESTMENTS	5	21	—	1
OTHER CURRENT ASSETS	8	150	—	3
TOTAL CURRENT ASSETS	13	171	—	4
DEFERRED DEBITS	—	1	—	—
TOTAL	$23	$178	$—	$4
CAPITALIZATION & LIABILITIES
STOCKHOLDERS' INVESTMENT:
COMMON EQUITY (DEFICIT)	$17	$(5)	$—	$4
PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR SINKING FUNDS)	—	—	—	—
TOTAL STOCKHOLDERS' INVESTMENT	17	(5)	—	4
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)	—	—	—	—
LONG-TERM DEBT, NET	—	—	—	—
TOTAL CAPITALIZATION (DEFICIT)	17	(5)	—	4
CURRENT LIABILITIES	4	182	—	—
DEFERRED CREDITS	2	1	—	—
TOTAL	$23	$178	$—	$4

SCANA CORPORATION

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SCANA CORPORATION	SCANA SERVICES, INC.	PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED	ELIMINATIONS
ASSETS
UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION	$—	$—	$877	$—
OTHER PROPERTY AND INVESTMENTS, NET OF ACCUMULATED DEPRECIATION	3,115	39	28	(3,103)
CURRENT ASSETS:
CASH AND TEMPORARY INVESTMENTS	5	—	18	—
OTHER CURRENT ASSETS	175	187	189	(467)
TOTAL CURRENT ASSETS	180	187	207	(467)
DEFERRED DEBITS	13	3	36	(35)
TOTAL	$3,308	$229	$1,148	$(3,605)
CAPITALIZATION & LIABILITIES
STOCKHOLDERS' INVESTMENT:
COMMON EQUITY (DEFICIT)	$2,307	$5	$502	$(2,987)
PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR SINKING FUNDS)	—	—	—	—
TOTAL STOCKHOLDERS' INVESTMENT	2,307	5	502	(2,987)
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)	—	—	—	—
LONG-TERM DEBT, NET	926	1	278	—
TOTAL CAPITALIZATION (DEFICIT)	3,233	6	780	(2,987)
CURRENT LIABILITIES	64	210	151	(583)
DEFERRED CREDITS	11	13	217	(35)
TOTAL	$3,308	$229	$1,148	$(3,605)

SOUTH CAROLINA ELECTRIC & GAS COMPANY

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SOUTH CAROLINA ELECTRIC & GAS COMPANY 10-K	SOUTH CAROLINA ELECTRIC & GAS COMPANY CONSOLIDATED	SOUTH CAROLINA FUEL COMPANY, INC.	ELIMINATIONS
ASSETS
UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION	$5,016	$4,974	$42	$—
OTHER PROPERTY AND INVESTMENTS, NET OF ACCUMULATED DEPRECIATION	25	25	—	—
CURRENT ASSETS:
CASH AND TEMPORARY INVESTMENTS	61	61	—	—
OTHER CURRENT ASSETS	406	364	42	—
TOTAL CURRENT ASSETS	467	425	42	—
DEFERRED DEBITS	815	815	—	—
TOTAL	$6,323	$6,239	$84	$—
CAPITALIZATION & LIABILITIES
STOCKHOLDERS' INVESTMENT:
COMMON EQUITY	$2,043	$2,043	$—	$—
PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR SINKING FUNDS)	106	106	—	—
TOTAL STOCKHOLDERS' INVESTMENT	2,149	2,149	—	—
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)	9	9	—	—
LONG-TERM DEBT, NET	1,943	1,943	—	—
TOTAL CAPITALIZATION	4,101	4,101	—	—
CURRENT LIABILITIES	727	644	83	—
DEFERRED CREDITS	1,495	1,494	1	—
TOTAL	$6,323	$6,239	$84	$—

SOUTH CAROLINA ELECTRIC & GAS COMPANY

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SOUTH CAROLINA ELECTRIC & GAS COMPANY CONSOLIDATED	SOUTH CAROLINA ELECTRIC & GAS COMPANY	SCE&G TRUST 1	ELIMINATIONS
ASSETS
UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION	$4,974	$4,974	$—	$—
OTHER PROPERTY AND INVESTMENTS, NET OF ACCUMULATED DEPRECIATION	25	25	—	—
CURRENT ASSETS:
CASH AND TEMPORARY INVESTMENTS	61	61	—	—
OTHER CURRENT ASSETS	364	364	—	—
TOTAL CURRENT ASSETS	425	425	—	—
DEFERRED DEBITS	815	815	—	—
TOTAL	$6,239	$6,239	$—	$—
CAPITALIZATION & LIABILITIES
STOCKHOLDERS' INVESTMENT:
COMMON EQUITY	$2,043	$2,043	$—	$—
PREFERRED STOCK (NOT SUBJECT TO PURCHASE OR SINKING FUNDS)	106	106	—	—
TOTAL STOCKHOLDERS' INVESTMENT	2,149	2,149	—	—
PREFERRED STOCK (SUBJECT TO PURCHASE OR SINKING FUNDS)	9	9	—	—
LONG-TERM DEBT, NET	1,943	1,943	—	—
TOTAL CAPITALIZATION	4,101	4,101	—	—
CURRENT LIABILITIES	644	644	—	—
DEFERRED CREDITS	1,494	1,494	—	—
TOTAL	$6,239	$6,239	$—	$—

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED 10-K	PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED CONSOLIDATED	RECLASSIFICATIONS
ASSETS
UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION	$877	$877	$—
OTHER PROPERTY AND INVESTMENTS, NET OF ACCUMULATED DEPRECIATION	28	28	—
CURRENT ASSETS:
CASH AND TEMPORARY INVESTMENTS	18	18	—
OTHER CURRENT ASSETS	193	189	4
TOTAL CURRENT ASSETS	211	207	4
DEFERRED DEBITS	36	36	—
TOTAL	$1,152	$1,148	$4
CAPITALIZATION & LIABILITIES
STOCKHOLDERS' INVESTMENT:
COMMON EQUITY	$502	$502	$—
TOTAL STOCKHOLDERS' INVESTMENT	502	502	—
LONG-TERM DEBT, NET	278	278	—
TOTAL CAPITALIZATION	780	780	—
CURRENT LIABILITIES	155	151	4
DEFERRED CREDITS	217	217	—
TOTAL	$1,152	$1,148	$4

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED CONSOLIDATED	PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED	BLUE RIDGE
ASSETS
UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION	$877	$877	$—
OTHER PROPERTY AND INVESTMENTS, NET OF ACCUMULATED DEPRECIATION	28	23	9
CURRENT ASSETS:
CASH AND TEMPORARY INVESTMENTS	18	18	—
OTHER CURRENT ASSETS	189	189	—
TOTAL CURRENT ASSETS	207	207	—
DEFERRED DEBITS	36	36	—
TOTAL	$1,148	$1,143	$9
CAPITALIZATION & LIABILITIES
STOCKHOLDERS' INVESTMENT:
COMMON EQUITY	$502	$503	$4
TOTAL STOCKHOLDERS' INVESTMENT	502	503	4
LONG-TERM DEBT, NET	278	278	2
TOTAL CAPITALIZATION	780	781	6
CURRENT LIABILITIES	151	149	1
DEFERRED CREDITS	217	213	2
TOTAL	$1,148	$1,143	$9

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED

CONDENSED CONSOLIDATING BALANCE SHEET

DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	CLEAN ENERGY	PSNC CARDINAL	ELIMINATIONS
ASSETS
UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION	$—	$—	$—
OTHER PROPERTY AND INVESTMENTS, NET OF ACCUMULATED DEPRECIATION	—	19	(23)
CURRENT ASSETS:
CASH AND TEMPORARY INVESTMENTS	—	—	—
OTHER CURRENT ASSETS	—	—	—
TOTAL CURRENT ASSETS	—	—	—
DEFERRED DEBITS	—	—	—
TOTAL	$—	$19	$(23)
CAPITALIZATION & LIABILITIES
STOCKHOLDERS' INVESTMENT:
COMMON EQUITY	$—	$8	$(13)
TOTAL STOCKHOLDERS' INVESTMENT	—	8	(13)
LONG-TERM DEBT, NET	—	8	(10)
TOTAL CAPITALIZATION	—	16	(23)
CURRENT LIABILITIES	—	1	—
DEFERRED CREDITS	—	2	—
TOTAL	$—	$19	$(23)

SCANA ENERGY MARKETING, INC.

CONDENSED CONSOLIDATING BALANCE SHEET

FOR THE YEAR ENDED DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SCANA ENERGY MARKETING, INC. CONSOLIDATED	SCANA ENERGY MARKETING, INC.	PSNC PRODUCTION CORPORATION	ELIMINATIONS
ASSETS:
UTILITY PLANT, NET OF ACCUMULATED DEPRECIATION	$—	$—	$—	$—
OTHER PROPERTY AND INVESTMENTS, NET OF ACCUMULATED DEPRECIATION	6	10	—	(4)
CURRENT ASSETS:
CASH AND TEMPORARY INVESTMENTS	21	17	4	—
OTHER CURRENT ASSETS	150	140	10	—
TOTAL CURRENT ASSETS	171	157	14	—
DEFERRED DEBITS	1	1	—	—
TOTAL	$178	$168	$14	$(4)
CAPITALIZATION & LIABILITIES
STOCKHOLDERS' INVESTMENT:
COMMON EQUITY	$(5)	$(6)	$5	$(4)
TOTAL STOCKHOLDERS' INVESTMENT	(5)	(6)	5	(4)
TOTAL CAPITALIZATION	(5)	(6)	5	(4)
CURRENT LIABILITIES	182	173	9	—
DEFERRED CREDITS	1	1	—	—
TOTAL	$178	$168	$14	$(4)

SCANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SCANA CORPORATION CONSOLIDATED	SOUTH CAROLINA ELECTRIC & GAS COMPANY CONSOLIDATED	SOUTH CAROLINA GENERATING COMPANY, INC.	SOUTH CAROLINA FUEL COMPANY, INC.
OPERATING REVENUES	$3,416	$1,832	$100	$222
OPERATING EXPENSES:
OPERATING EXPENSES	2,627	1,219	78	221
DEPRECIATION AND AMORTIZATION	238	188	8	—
TOTAL OPERATING EXPENSES	2,865	1,407	86	221
OPERATING INCOME	551	425	14	1
OTHER INCOME (LOSS)	75	36	1	—
INCOME (LOSS) BEFORE INTEREST CHARGES, INCOME TAXES AND PREFERRED STOCK DIVIDENDS	626	461	15	1
INTEREST CHARGES, NET	200	131	5	1
INCOME (LOSS) BEFORE INCOME TAXES AND MANDATORILY REDEEMABLE PREFERRED SECURITIES	426	330	10	—
INCOME TAX EXPENSE (BENEFIT)	135	108	2	—
INCOME (LOSS) BEFORE MANDATORILY REDEEMABLE PREFERRED SECURITIES	291	222	8	—
PREFERRED DIVIDEND REQUIREMENT OF COMPANY—OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES	2	2	—	—
PREFERRED STOCK CASH DIVIDENDS	7	7	—	—
NET INCOME (LOSS)	282	213	8	—
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT BEGINNING OF YEAR	984	768	22	—
COMMON STOCK CASH DIVIDENDS DECLARED	(153)	(145)	(6)	—
OTHER	—	—	—	—
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT END OF YEAR	1,113	836	24	—
NET INCOME (LOSS)	282
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (MILLIONS)	111
EARNINGS (LOSS) PER SHARE OF COMMON STOCK	$2.54

SCANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SOUTH CAROLINA PIPELINE CORP. CONSOLIDATED	SCG PIPELINE, INC.	SCANA DEVELOPMENT CORPORATION	SCANA COMMUNICATIONS, INC.
OPERATING REVENUES	$520	$1	$—	$—
OPERATING EXPENSES:
OPERATING EXPENSES	498	—	—	—
DEPRECIATION AND AMORTIZATION	7	—	—	—
TOTAL OPERATING EXPENSES	505	—	—	—
OPERATING INCOME	15	1	—	—
OTHER INCOME (LOSS)	1	—	—	14
INCOME (LOSS) BEFORE INTEREST CHARGES, INCOME TAXES AND PREFERRED STOCK DIVIDENDS	16	1	—	14
INTEREST CHARGES, NET	5	—	—	1
INCOME (LOSS) BEFORE INCOME TAXES AND MANDATORILY REDEEMABLE PREFERRED SECURITIES	11	1	—	13
INCOME TAX EXPENSE (BENEFIT)	4	1	—	5
INCOME (LOSS) BEFORE MANDATORILY REDEEMABLE PREFERRED SECURITIES	7	—	—	8
PREFERRED DIVIDEND REQUIREMENT OF COMPANY—OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES	—	—	—	—
PREFERRED STOCK CASH DIVIDENDS	—	—	—	—
NET INCOME (LOSS)	7	—	—	8
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT BEGINNING OF YEAR	54	—	(1)	157
COMMON STOCK CASH DIVIDENDS DECLARED	(6)	—	—	(27)
OTHER	—	14	—	—
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT END OF YEAR	55	14	(1)	138

SCANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	PRIMESOUTH, INC. CONSOLIDATED	SCANA ENERGY MARKETING INC.	SCANA RESOURCES	SERVICECARE, INC.
OPERATING REVENUES	$—	$864	$—	$—
OPERATING EXPENSES:
OPERATING EXPENSES	—	832	—	—
DEPRECIATION AND AMORTIZATION	—	1	—	—
TOTAL OPERATING EXPENSES	—	833	—	—
OPERATING INCOME	—	31	—	—
OTHER INCOME (LOSS)	9	2	—	3
INCOME BEFORE INTEREST CHARGES, INCOME TAXES AND PREFERRED STOCK DIVIDENDS	9	33	—	3
INTEREST CHARGES, NET	—	3	—	—
INCOME (LOSS) BEFORE INCOME TAXES AND MANDATORILY REDEEMABLE PREFERRED SECURITIES	9	30	—	3
INCOME TAX EXPENSE	3	11	—	1
INCOME (LOSS) BEFORE MANDATORILY REDEEMABLE PREFERRED SECURITIES	6	19	—	2
PREFERRED DIVIDEND REQUIREMENT OF COMPANY—OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES	—	—	—	—
PREFERRED STOCK CASH DIVIDENDS	—	—	—	—
NET INCOME	6	19	—	2
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT BEGINNING OF YEAR	—	(45)	(6)	(6)
COMMON STOCK CASH DIVIDENDS DECLARED	—	—	—	—
OTHER	—	—	—	—
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT END OF YEAR	6	(26)	(6)	(4)

SCANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SCANA CORPORATION	SCANA SERVICES, INC.	PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED	ELIMINATIONS
OPERATING REVENUES	$—	$270	$509	$(902)
OPERATING EXPENSES:
OPERATING EXPENSES	—	259	412	(892)
DEPRECIATION AND AMORTIZATION	—	5	34	(5)
TOTAL OPERATING EXPENSES	—	264	446	(897)
OPERATING INCOME	—	6	63	(5)
OTHER INCOME (LOSS)	309	(4)	8	(304)
INCOME BEFORE INTEREST CHARGES, INCOME TAXES AND PREFERRED STOCK DIVIDENDS	309	2	71	(309)
INTEREST CHARGES, NET	46	2	21	(15)
INCOME (LOSS) BEFORE INCOME TAXES AND MANDATORILY REDEEMABLE PREFERRED SECURITIES	263	—	50	(294)
INCOME TAX EXPENSE (BENEFIT)	(19)	—	19	—
INCOME (LOSS) BEFORE MANDATORILY REDEEMABLE PREFERRED SECURITIES	282	—	31	(294)
PREFERRED DIVIDEND REQUIREMENT OF COMPANY—OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES	—	—	—	—
PREFERRED STOCK CASH DIVIDENDS	—	—	—	—
NET INCOME (LOSS)	282	—	31	(294)
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT BEGINNING OF YEAR	889	—	(198)	(650)
COMMON STOCK CASH DIVIDENDS DECLARED	(153)	—	—	184
OTHER	—	—	—	(14)
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT END OF YEAR	1,018	—	(167)	(774)

SOUTH CAROLINA ELECTRIC & GAS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SOUTH CAROLINA ELECTRIC & GAS COMPANY 10-K	SOUTH CAROLINA ELECTRIC & GAS COMPANY CONSOLIDATED	SOUTH CAROLINA FUEL COMPANY, INC.	ELIMINATIONS
OPERATING REVENUES	$1,832	$1,832	$222	$(222)
OPERATING EXPENSES:
OPERATING EXPENSES	1,219	1,219	221	(221)
DEPRECIATION AND AMORTIZATION	188	188	—	—
TOTAL OPERATING EXPENSES	1,407	1,407	221	(221)
OPERATING INCOME	425	425	1	(1)
OTHER INCOME	36	36	—	—
INCOME (LOSS) BEFORE INTEREST CHARGES, INCOME TAXES AND PREFERRED STOCK DIVIDENDS	461	461	1	(1)
INTEREST CHARGES, NET	131	131	1	(1)
INCOME BEFORE INCOME TAXES AND MANDATORILY REDEEMABLE PREFERRED SECURITIES	330	330	—	—
INCOME TAXES	108	108	—	—
INCOME BEFORE MANDATORILY REDEEMABLE PREFERRED SECURITIES	222	222	—	—
PREFERRED DIVIDEND REQUIREMENT OF COMPANY—OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES	2	2	—	—
PREFERRED STOCK CASH DIVIDENDS	7	7	—	—
NET INCOME	213	213	—	—
RETAINED EARNINGS AT BEGINNING OF YEAR	768	768	—	—
COMMON STOCK CASH DIVIDENDS DECLARED	(145)	(145)	—	—
RETAINED EARNINGS AT END OF YEAR	836	836	—	—

SOUTH CAROLINA ELECTRIC & GAS COMPANY

CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SOUTH CAROLINA ELECTRIC & GAS COMPANY CONSOLIDATED	SOUTH CAROLINA ELECTRIC & GAS COMPANY	SCE&G TRUST 1	ELIMINATIONS
OPERATING REVENUES	$1,832	$1,832	$—	$—
OPERATING EXPENSES:
OPERATING EXPENSES	1,219	1,219	—	—
DEPRECIATION AND AMORTIZATION	188	188	—	—
TOTAL OPERATING EXPENSES	1,407	1,407	—	—
OPERATING INCOME	425	425	—	—
OTHER INCOME (LOSS)	36	36	2	(2)
INCOME (LOSS) BEFORE INTEREST CHARGES, INCOME TAXES AND PREFERRED STOCK DIVIDENDS	461	461	2	(2)
INTEREST CHARGES, NET	131	133	—	(2)
INCOME BEFORE INCOME TAXES AND MANDATORILY REDEEMABLE PREFERRED SECURITIES	330	328	2	—
INCOME TAXES	108	108	—	—
INCOME BEFORE MANDATORILY REDEEMABLE PREFERRED SECURITIES	222	220	2	—
PREFERRED DIVIDEND REQUIREMENT OF COMPANY—OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES	2	—	2	—
PREFERRED STOCK CASH DIVIDENDS	7	7	—	—
NET INCOME	213	213	—	—
RETAINED EARNINGS AT BEGINNING OF YEAR	768	768	—	—
COMMON STOCK CASH DIVIDENDS DECLARED	(145)	(145)	—	—
RETAINED EARNINGS AT END OF YEAR	836	836	—	—

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	10-K PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED CONSOLIDATED	PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED	BLUE RIDGE
OPERATING REVENUES	$509	$509	$—
OPERATING EXPENSES:
OPERATING EXPENSES	412	412	—
DEPRECIATION AND AMORTIZATION	34	34	—
TOTAL OPERATING EXPENSES	446	446	—
OPERATING INCOME	63	63	—
OTHER INCOME (LOSS)	8	3	2
INCOME BEFORE INTEREST CHARGES AND INCOME TAXES	71	66	2
INTEREST CHARGES, NET	21	21	—
INCOME BEFORE INCOME TAXES	50	45	2
INCOME TAXES	19	17	1
NET INCOME (LOSS)	31	28	1
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT BEGINNING OF YEAR	(198)	(201)	4
COMMON STOCK CASH DIVIDENDS DECLARED	—	—	—
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT END OF YEAR	(167)	(173)	5

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	CLEAN ENERGY	PSNC CARDINAL	ELIMINATIONS
OPERATING REVENUES	$—	$—	$—
OPERATING EXPENSES:
OPERATING EXPENSES	—	—	—
DEPRECIATION AND AMORTIZATION	—	—	—
TOTAL OPERATING EXPENSES	—	—	—
OPERATING INCOME	—	—	—
OTHER INCOME	—	3	—
INCOME BEFORE INTEREST CHARGES AND INCOME TAXES	—	3	—
INTEREST CHARGES, NET	—	—	—
INCOME BEFORE INCOME TAXES	—	3	—
INCOME TAXES	—	1	—
NET INCOME	—	2	—
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT BEGINNING OF YEAR	—	7	(8)
COMMON STOCK CASH DIVIDENDS DECLARED	—	—	—
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT END OF YEAR	—	9	(8)

SCANA ENERGY MARKETING, INC.

CONDENSED CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31, 2003

(MILLIONS OF DOLLARS)

	SCANA ENERGY MARKETING, INC. CONSOLIDATED	SCANA ENERGY MARKETING, INC.	PSNC PRODUCTION CORPORATION	ELIMINATIONS
OPERATING REVENUES	$866	$782	$84	—
OPERATING EXPENSES:
OPERATING EXPENSES	832	746	86	—
DEPRECIATION AND AMORTIZATION	1	1	—	—
TOTAL OPERATING EXPENSES	833	747	86	—
OPERATING INCOME (LOSS)	33	35	(2)	—
OTHER INCOME	1	1	—	—
INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES	34	36	(2)	—
INTEREST CHARGES, NET	4	4	—	—
INCOME (LOSS) BEFORE INCOME TAXES	30	32	(2)	—
INCOME TAXES	11	12	(1)	—
NET INCOME (LOSS)	19	20	(1)	—
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT BEGINNING OF YEAR	(45)	(47)	6	(4)
COMMON STOCK CASH DIVIDENDS DECLARED	—	—	—	—
RETAINED EARNINGS (ACCUMULATED DEFICIT) AT END OF YEAR	(26)	(27)	5	(4)

SCANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

	SCANA CORPORATION CONSOLIDATED	SOUTH CAROLINA ELECTRIC & GAS COMPANY	PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED
	(Millions of dollars)
Cash Flows From Operating Activities:
Net income (loss)	$282	$220	$31
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	249	186	36
Amortization of nuclear fuel	21	21	—
Subsidiary equity earnings	—	—	—
Gain on sale of assets and investments	(61)	(1)	—
Impairment of investments	53	—	—
Hedging activities	4	—	—
Allowance for funds used during construction	(30)	(25)	(1)
Over (under) collection, fuel adjustment clause	23	11	11
Changes in certain assets and liabilities:
(Increase) decrease in receivables, net	(27)	(13)	(18)
(Increase) decrease in inventories	24	23	(17)
(Increase) decrease in prepayments	4	4	—
(Increase) decrease pension asset	(5)	(5)	—
Increase (decrease) in other regulatory assets	(38)	(35)	—
Increase (decrease) in deferred income taxes, net	38	51	5
Increase (decrease) in other regulatory liabilities	49	45	—
Increase (decrease) in post retirement benefits obligations	4	4	—
Increase (decrease) in accounts payable	(43)	9	(1)
Increase (decrease) in taxes accrued	6	4	—
Increase (decrease) in interest accrued	3	8	—
Other, net	4	(4)	9

Net Cash Provided From (Used For) Operating Activities	560	503	55

Cash Flows From Investing Activities:
Utility property additions and construction expenditures, net of AFC	(738)	(590)	(47)
Purchase of nonutility property	(12)	—	(1)
Proceeds from sale of assets and investments	74	(14)	12
(Increase) decrease in affiliate receivables	(17)	—	—
Dividend payments—common stock of subsidiaries	—	—	—

Net Cash Provided From (Used For) Investing Activities	(693)	(604)	(36)

Cash Flows From Financing Activities:
Proceeds:
Issuance of common stock	6	—	—
Issuance of First Mortgage Bonds	743	743	—
Issuance of Pollution Control Bonds	36	—	—
Capital contributions from parent, net	—	9	1
Issuance of bank notes and loans	199	—	—
Repayments:
Mortgage bonds	(350)	(366)	—
Notes and loans	(434)	—	(8)
Pollution Control Facilities Revenue Bonds	(47)	(11)	—
Payments of deferred financing costs	(25)	(25)	—
Retirement of preferred stock and trust preferred securities	(50)	(50)	—
Repurchase of common stock	(11)	—	—
Distributions/Dividend payments:
Common Stock	(151)	(149)	(19)
Preferred stock	(7)	(7)	—
Short-term borrowings, net	(14)	(38)	24

Net Cash Provided From (Used For) Financing Activities	(105)	106	(2)

Net Increase (Decrease) in Cash and Temporary Cash Investments	(238)	5	17
Cash and Temporary Cash Investments, January 1	374	56	1

Cash and Temporary Cash Investments, December 31	$136	$61	$18

SCANA CORPORATION

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

	SCANA CORPORATION UNCONSOLIDATED	SCANA SERVICES, INC.	ALL OTHERS AND ELIMINATIONS
	(Millions of dollars)
Cash Flows From Operating Activities:
Net income (loss)	$282	$—	$(251)
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	—	6	21
Amortization of nuclear fuel	—	—	—
Subsidiary equity earnings	(293)	—	293
Gain on sale of assets and investments	—	—	(60)
Impairment of investments	—	—	53
Hedging activities	2	—	2
Allowance for funds used during construction	—	—	(4)
Over (under) collection, fuel adjustment clause	—	—	1
Changes in certain assets and liabilities:
(Increase) decrease in receivables, net	(119)	(138)	261
(Increase) decrease in inventories	—	—	18
(Increase) decrease in prepayments	—	—	—
(Increase) decrease pension asset	—	—	—
Increase (decrease) in other regulatory assets	—	—	(3)
Increase (decrease) in deferred income taxes, net	6	—	(24)
Increase (decrease) in other regulatory liabilities	—	—	4
Increase (decrease) in post retirement benefits obligations	—	—	—
Increase (decrease) in accounts payable	(1)	129	(179)
Increase (decrease) in taxes accrued	(3)	—	5
Increase (decrease) in interest accrued	(5)	—	—
Other, net	(10)	7	2

Net Cash Provided From (Used For) Operating Activities	(141)	4	139

Cash Flows From Investing Activities:
Utility property additions and construction expenditures, net of AFC	—	—	(101)
Purchase of nonutility property	—	(2)	(9)
Proceeds from sale of assets and investments	—	—	76
(Increase) decrease in affiliate receivables	246	—	(263)
Dividend payments—common stock of subsidiaries	201	—	(201)

Net Cash Used For (Provided From) Investing Activities	447	(2)	(498)

Cash Flows Provided From (Used For) Financing Activities:
Proceeds:
Issuance of common stock	6	—	—
Issuance of First Mortgage Bonds	—	—	—
Issuance of Pollution Control Bonds	—	—	36
Capital contributions from parent, net	—	—	(10)
Issuance of bank notes and loans	200	—	(1)
Repayments:
Mortgage bonds	—	—	16
Notes and loans	(405)	(2)	(19)
Pollution Control Facilities Revenue Bonds	—	—	(36)
Retirement of preferred stock and trust preferred securities	—	—	—
Repurchase of common stock	(11)	—	—
Distributions/Dividend payments:
Common Stock	(151)	—	168
Preferred stock	—	—	—
Short-term borrowings, net	—	—	—

Net Cash Provided From (Used For) Financing Activities	(361)	(2)	154

Net Increase (Decrease) in Cash and Temporary Cash Investments	(55)	—	(205)
Cash and Temporary Cash Investments, January 1	60	—	257

Cash and Temporary Cash Investments, December 31	$5	$—	$52

SIGNATURE

        Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to related only to matters having reference to such company or its subsidiaries.

SCANA CORPORATION
/s/ JAMES E. SWAN, IV
By:	James E. Swan, IV, Controller

Date:     April 28, 2004

EXHIBIT A

        Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 for SCANA Corporation (filed February 27, 2004 as Form 10-K and incorporated by reference herein).

        Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 for South Carolina Electric & Gas Company (filed February 27, 2004 as Form 10-K and incorporated by reference herein).

        Annual Report pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003 for Public Service Company of North Carolina, Incorporated (filed February 27, 2004 as Form 10-K and incorporated by reference herein)

EXHIBIT B

B-1	Restated Articles of Incorporation of SCANA as adopted on April 26, 1989 (Filed as Exhibit 3-A to Registration Statement No. 33-49145 and incorporated by reference herein)
B-2	Articles of Amendment of SCANA Corporation dated April 27, 1995 (Filed as Exhibit 4-B to Registration Statement No. 33-62421 and incorporated by reference herein)
B-3	By-Laws of SCANA as revised and amended on December 13, 2000 (Filed as Exhibit 3.01 to Registration Statement No. 333-68266 and incorporated by reference herein)
B-4	Restated Articles of Incorporation of South Carolina Electric & Gas as adopted on May 3, 2001 (Filed as Exhibit 3.01 to Registration Statement No. 333-65460 and incorporated by reference herein)
B-5	Articles of Amendment of SCE&G dated May 22, 2001 (Filed as Exhibit 3.02 to Registration Statement No. 333-65460 and incorporated by reference herein)
B-6	Articles of Amendment of SCE&G dated June 14, 2001 (Filed as Exhibit 3.04 to Registration Statement No. 333-65460 and incorporated by reference herein)
B-7	Articles of Amendment of SCE&G dated August 30, 2001 (Filed as Exhibit 3.05 to Registration Statement No. 333-101449 and incorporated by reference herein)
B-8	Articles of Amendment of SCE&G dated March 13, 2002 (Filed as Exhibit 3.06 to Registration Statement No. 333-101449 and incorporated by reference herein)
B-9	Articles of Amendment of SCE&G dated May 9, 2002 (Filed as Exhibit 3.07 to Registration Statement No. 333-101449 and incorporated by reference herein)
B-10	Articles of Amendment of SCE&G dated June 4, 2002 (Filed as Exhibit 3.08 to Registration Statement No. 333-101449 and incorporated by reference herein)
B-11	Articles of Amendment of SCE&G dated August 12, 2002 (Filed as Exhibit 3.09 to Registration Statement No. 333-101449 and incorporated by reference herein)
B-12	Articles of Amendment of SCE&G dated March 13, 2003 (Filed as Exhibit 3.05 to Registration Statement No. 333-108760 and incorporated by reference herein)
B-13	Articles of Amendment of SCE&G dated May 22, 2003 (Filed as Exhibit 3.06 to Registration Statement No. 333-108760 and incorporated by reference herein)
B-14	Articles of Amendment of SCE&G dated June 18, 2003 (Filed as Exhibit 3.06 to Registration Statement No. 333-108760 and incorporated by reference herein)

B-15	Articles of Amendment of SCE&G dated August 7, 2003 (Filed as Exhibit 3.06 to Registration Statement No. 333-108760 and incorporated by reference herein)
B-16	Articles of Correction of SCE&G filed on June 1, 2001 correcting May 22, 2001 Articles of Amendment (Filed as Exhibit 3.03 to Registration Statement No. 333-65460 and incorporated by reference herein)
B-17
Articles of Correction of SCE&G filed on February 17, 2004 correcting May 3, 2001 Restated Articles of Incorporation (Filed as Exhibit 3.06 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-18
Articles of Correction of SCE&G filed on February 17, 2004 correcting May 22, 2001 Articles of Amendment (Filed as Exhibit 3.07 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-19
Articles of Correction of SCE&G filed on February 17, 2004 correcting June 14, 2001 Articles of Amendment (Filed as Exhibit 3.08 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-20
Articles of Correction of SCE&G filed on February 17, 2004 correcting August 30, 2001 Articles of Amendment (Filed as Exhibit 3.09 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-21
Articles of Correction of SCE&G filed on February 17, 2004 correcting March 13, 2002 Articles of Amendment (Filed as Exhibit 3.10 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-22
Articles of Correction of SCE&G filed on February 17, 2004 correcting May 9, 2002 Articles of Amendment (Filed as Exhibit 3.11 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-23
Articles of Correction of SCE&G filed on February 17, 2004 correcting June 4, 2002 Articles of Amendment (Filed as Exhibit 3.12 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-24
Articles of Correction of SCE&G filed on February 17, 2004 correcting August 12, 2002 Articles of Amendment (Filed as Exhibit 3.13 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-25
Articles of Correction of SCE&G filed on February 17, 2004 correcting March 13, 2003 Articles of Amendment (Filed as Exhibit 3.14 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-26
Articles of Correction of SCE&G filed on February 17, 2004 correcting May 22, 2003 Articles of Amendment (Filed as Exhibit 3.15 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-27
Articles of Correction of SCE&G filed on February 17, 2004 correcting June 18, 2003 Articles of Amendment (Filed as Exhibit 3.16 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-28
Articles of Correction of SCE&G filed on February 17, 2004 correcting August 7, 2003 Articles of Amendment (Filed as Exhibit 3.17 to Form 10-K for the year ended December 31, 2003 and incorporated by reference herein)
B-29	By-Laws of SCE&G as amended and adopted on February 22, 2001 (Filed as Exhibit 3.05 to Registration Statement No. 333-65460 and incorporated by reference herein)

B-30	Agreement of Limited Partnership of South Carolina Coaltech No.1 LP, dated April 7, 2000 (Filed as Exhibit B-73 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-31	Agreement of Limited Partnership of Interests in Coaltech No. l, L.P., dated November 16, 2001 (Filed under separate cover of Form SE)
B-32	Articles of Incorporation of GENCO, dated October 1, 1984 (Filed under cover of Form SE as Exhibit B-48 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-33	By-Laws of GENCO as amended and restated on February 22, 2001 (Filed as Exhibit B-25 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-34	Articles of Incorporation of SCFC, dated August 18, 1987 (Filed under cover of Form SE as Exhibit B-59 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-35	By-Laws of SCFC as amended and restated on February 22, 2001 (Filed as Exhibit B-26 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-36
Articles of Incorporation of SCPC (formerly CPC, Inc.), dated September 9, 1977 (Filed under cover of Form SE as Exhibit B-53 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-37	Articles of Amendment of SCPC, dated November 29, 1977 (Filed under cover of Form SE as Exhibit B-54 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-38	Articles of Amendment of SCPC, dated May 27, 1982 (Filed under cover of Form SE as Exhibit B-55 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-39	Articles of Amendment of SCPC, dated December 10, 1984 (Filed under cover of Form SE as Exhibit B-56 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-40	Articles of Merger of SCPC, dated March 1, 1988 (Filed under cover of Form SE as Exhibit B-57 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-41	Articles of Merger of SCPC, dated December 17, 1997 (Filed under cover of Form SE as Exhibit B-58 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-42	By-Laws of SCPC as amended and restated on February 22, 2001 (Filed as Exhibit B-27 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-43	Articles of Incorporation of C&T Pipeline, Inc. dated September 11, 1990 (Filed under separate cover of Form SE)
B-44	By-Laws of C&T Pipeline, LLC as amended and adopted on December 17, 1997 (Filed under separate cover of Form SE)
B-45
Articles of Incorporation of SEMI (formerly Carotane, Inc.), dated August 22, 1977 (Filed under cover of Form SE as Exhibit B-40 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-46	Articles of Amendment of SEMI, dated June 30, 1987 (Filed under cover of Form SE as Exhibit B-41 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-47	Articles of Amendment of SEMI, dated September 19, 1988 (Filed under cover of Form SE as Exhibit B-42 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-48	Articles of Merger of SEMI, dated March 1, 1988 (Filed under cover of Form SE as Exhibit B-43 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-49	Articles of Amendment of SEMI, dated December 13, 1995 (Filed under cover of Form SE as Exhibit B-45 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-50	Articles of Merger of SEMI, dated December 22, 1989 (Filed under cover of Form SE as Exhibit B-44 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-51	By-Laws of SEMI as amended and restated on February 22, 2001 (Filed as Exhibit B-28 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-52
Articles of Incorporation of PSNC Production Corporation, dated January 28, 1981 (Filed under cover of Form SE as Exhibit B-74 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-53
Articles of Amendment of PSNC Production Corporation, dated January 14, 1991 (Filed under cover of Form SE as Exhibit B-75 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-54	Amended and Restated By-laws of PSNC Production Corporation, dated February 22, 2001 (Filed under cover of Form SE and incorporated by reference herein)
B-55	Amended and Restated Limited Liability Company Agreement of SCANA Public Service Company (formerly Sonat Public Service Company L. L. C.) dated December 1, 1996 (Filed under separate cover of Form SE)
B-56
Amendment to Amended and Restated Limited Liability Company Agreement of SCANA Public Service Company (formerly Sonat Public Service Company L. L. C.) dated March 25, 1998 (Filed under separate cover of Form SE)
B-57
Articles of Incorporation of SCANA Services, Inc. (formerly SCANA Service Company), dated December 14, 1999 (Filed under cover of Form SE as Exhibit B-46 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-58
Articles of Amendment of SCANA Services, Inc., dated February 23, 2000 (Filed under cover of Form SE as Exhibit B-47 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-59	By-Laws of SCANA Services, Inc. as amended and restated on February 22, 2001 (Filed as Exhibit B-29 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-60
Articles of Incorporation of SCI (formerly MPX Systems, Inc.), dated October 1, 1984 (Filed under cover of Form SE as Exhibit B-49 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-61	Articles of Amendment of SCI, dated May 1, 1996 (Filed under cover of Form SE as Exhibit B-50 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-62	By-Laws of SCI as amended and restated on February 22, 2001 (Filed as Exhibit B-30 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-63	Certificate of Incorporation of SCANA Communications Holdings, Inc., dated December 6, 1999 (Filed under separate cover of Form SE)
B-64	By-Laws of SCANA Communications Holdings, Inc. (Filed under separate cover of Form SE)
B-65	Operating Agreement of FRC, LLC dated August 25, 1999 (Filed under cover of Form SE as Exhibit B-79 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-66	Articles of Organization of FRC, LLC, filed August 30, 1999 (Filed under cover of Form SE as Exhibit B-84 to Form U5S for the year ended December 31, 2001 and incorporated by reference herein)
B-67	Articles of Incorporation of PrimeSouth, dated August 25, 1986 (Filed under cover of Form SE as Exhibit B-51 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-68
Restated Articles of Incorporation of PrimeSouth, dated February 5, 1990 (Filed under cover of Form SE as Exhibit B-52 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-69	By-Laws of PrimeSouth as amended and restated on February 22, 2001 (Filed as Exhibit B-31 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-70	Articles of Incorporation of Palmark, Inc., as adopted on March 10, 1995 (Filed herewith)
B-71	By-Laws of Palmark, Inc., as amended and restated on February 22, 2001 (Filed as Exhibit B-32 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-72
Articles of Incorporation of SR (formerly SCANA Capital Resources, Inc.), dated September 8, 1987 (Filed under cover of Form SE as Exhibit B-60 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-73	Articles of Amendment of SR, dated June 23, 1995 (Filed under cover of Form SE as Exhibit B-61 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-74	By-Laws of SR as amended and restated on February 22, 2001 (Filed as Exhibit B-33 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-75
Articles of Incorporation of ServiceCare, Inc., dated September 20, 1994 (Filed under cover of Form SE as Exhibit B-39 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-76	By-Laws of ServiceCare, Inc. as amended and restated on February 22, 2001 (Filed as Exhibit B-34 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-77
Articles of Incorporation of SDC (formerly Energy Subsidiary, Inc.) dated November 15, 1968 (Filed under cover of Form SE as Exhibit B-36 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-78	Articles of Amendment of SDC, dated December 10, 1984 (Filed under cover of Form SE as Exhibit B-37 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-79	Articles of Amendment of SDC, dated August 26, 1993 (Filed under cover of Form SE as Exhibit B-38 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-80	By-Laws of SDC as amended and restated on February 22, 2001 (Filed as Exhibit B-35 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-81	Certificate of Formation of Cogen South LLC, dated February 6, 1996 (Filed under cover of Form SE as Exhibit B-87 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-82	Limited Liability Agreement of Cogen South LLC, dated June 1, 1996 (Filed under cover of Form SE as Exhibit B-88 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-83
Articles of Incorporation of Public Service Company of North Carolina, Incorporated (formerly New Sub II, Inc.) dated February 12, 1999 (Filed as Exhibit 3.01 to Registration Statement 333-45206 and incorporated by reference herein)
B-84
Articles of Amendment of Public Service Company of North Carolina, Incorporated (formerly New Sub II, Inc.) dated February 9, 2000 (Filed as Exhibit 3.02 to Registration Statement 333-45206 and incorporated by reference herein)
B-85
Articles of Correction of Public Service Company of North Carolina, Incorporated (formerly New Sub II, Inc.) dated February 11, 2000 (Filed as Exhibit 3.03 to Registration Statement 333-45206 and incorporated by reference herein)
B-86	Articles of Merger of Share Exchange of Public Service Company of North Carolina, Incorporated (formerly New Sub II) dated February 10, 2000 (Filed under separate cover of Form SE)
B-87	By-Laws of PSNC Energy as revised and amended on February 22, 2001 (Filed as Exhibit 3.01 to Registration Statement No. 333-68516 and incorporated by reference herein)
B-88
Amended and Restated By-Laws of Clean Energy Enterprises, Inc. (formerly Tar Heel Energy Corporation) as amended and restated as of February 22, 2001 (Filed under cover of Form SE and incorporated by reference herein)
B-89
Articles of Incorporation of PSNC Blue Ridge Corporation, dated August 31, 1992 (Filed under cover of Form SE as Exhibit B-67 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-90	Amended and Restated By-Laws of PSNC Blue Ridge Corporation as of February 22, 2001 (Filed under cover of Form SE and incorporated by reference herein)
B-91
Articles of Organization of Pine Needle LNG Company, LLC, dated July 28, 1995 (Filed under cover of Form SE as Exhibit B-77 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-92
Articles of Incorporation of PSNC Cardinal Pipeline Company, dated December 1, 1995 (Filed under cover of Form SE as Exhibit B-62 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)

B-93	Amended and Restated By-Laws of PSNC Cardinal Pipeline Company as of February 22, 2001 (Filed under cover of Form SE and incorporated by reference herein)
B-94
Articles of Organization of Cardinal Pipeline Company LLC (formerly Cardinal Extension Company, LLC), dated December 6, 1995 (Filed under cover of Form SE as Exhibit B-78 to Form U5S for the year ended December 31, 2000 and incorporated by reference herein)
B-95
Articles of Incorporation of SCG Pipeline, Inc., dated April 10, 2001 (Filed under cover of Form SE as Exhibit B-85 to Form U5S for the year ended December 31, 2001 and incorporated by reference herein)
B-97	By-Laws of SCG Pipeline, Inc., as adopted on May 3, 2001 (Filed as Exhibit B-85 to Form U5S for the year ended December 31, 2002 and incorporated by reference herein)

The Articles of Incorporation or other fundamental document of organization and/or the By-laws or rules and regulations corresponding thereto of the following companies are currently unavailable to SCANA Corporation as a non-majority shareholder: Pine Needle LNG Company, LLC, Cardinal Pipeline Company, LLC and Knology, Inc.

EXHIBIT C

C-1	Indenture dated as of November 1, 1989 between SCANA Corporation and The Bank of New York, as Trustee (Filed as Exhibit 4-A to Registration No. 33-32107 and incorporated by reference herein)
C-2
Indenture dated as of January 1, 1945, between the South Carolina Power Company and Central Hanover Bank and Trust Company, as Trustee, as supplemented by three Supplemental Indentures dated respectively as of May 1, 1946, May 1, 1947 and July 1, 1949 (Filed as Exhibit 2-B to Registration Statement No. 2-26459 and incorporated by reference herein)
C-3
Fourth Supplemental Indenture dated as of April 1, 1950, to Indenture referred to in Exhibit C-2, pursuant to which SCE&G assumed said Indenture (Exhibit 2-C to Registration Statement No. 2-26459 and incorporated by reference herein)
C-4
Fifth through Fifty-third Supplemental Indenture referred to in Exhibit C-2 dated as of the dates indicated below and filed as exhibits to the Registration Statements set forth below and are incorporated by reference herein
December 1, 1950	Exhibit 2-D	to Registration No. 2-26459
July 1, 1951	Exhibit 2-E	to Registration No. 2-26459
June 1, 1953	Exhibit 2-F	to Registration No. 2-26459
June 1, 1955	Exhibit 2-G	to Registration No. 2-26459
November 1, 1957	Exhibit 2-H	to Registration No. 2-26459
September 1, 1958	Exhibit 2-I	to Registration No. 2-26459
September 1, 1960	Exhibit 2-J	to Registration No. 2-26459
June 1, 1961	Exhibit 2-K	to Registration No. 2-26459
December 1, 1965	Exhibit 2-L	to Registration No. 2-26459
June 1, 1966	Exhibit 2-M	to Registration No. 2-26459
June 1, 1967	Exhibit 2-N	to Registration No. 2-29693
September 1, 1968	Exhibit 4-O	to Registration No. 2-31569
June 1, 1969	Exhibit 4-C	to Registration No. 33-38580
December 1, 1969	Exhibit 4-O	to Registration No. 2-35388
June 1, 1970	Exhibit 4-R	to Registration No. 2-37363
March 1, 1971	Exhibit 2-B-17	to Registration No. 2-40324
January 1, 1972	Exhibit 2-B	to Registration No. 33-38580

July 1, 1974	Exhibit 2-A-19	to Registration No. 2-51291
May 1, 1975	Exhibit 4-C	to Registration No. 33-38580
July 1, 1975	Exhibit 2-B-21	to Registration No. 2-53908
February 1, 1976	Exhibit 2-B-22	to Registration No. 2-55304
December 1, 1976	Exhibit 2-B-23	to Registration No. 2-57936
March 1, 1977	Exhibit 2-B-24	to Registration No. 2-58662
May 1, 1977	Exhibit 4-C	to Registration No. 33-38580
February 1, 1978	Exhibit 4-C	to Registration No. 33-38580
June 1, 1978	Exhibit 2-A-3	to Registration No. 2-61653
April 1, 1979	Exhibit 4-C	to Registration No. 33-38580
June 1, 1979	Exhibit 2-A-3	to Registration No. 33-38580
April 1, 1980	Exhibit 4-C	to Registration No. 33-38580
June 1, 1980	Exhibit 4-C	to Registration No. 33-38580
December 1, 1980	Exhibit 4-C	to Registration No. 33-38580
April 1, 1981	Exhibit 4-D	to Registration No. 33-49421
June 1, 1981	Exhibit 4-D	to Registration No. 2-73321
March 1, 1982	Exhibit 4-D	to Registration No. 33-49421
April 15, 1982	Exhibit 4-D	to Registration No. 33-49421
May 1, 1982	Exhibit 4-D	to Registration No. 33-49421
December 1, 1984	Exhibit 4-D	to Registration No. 33-49421
December 1, 1985	Exhibit 4-D	to Registration No. 33-49421
June 1, 1986	Exhibit 4-D	to Registration No. 33-49421
February 1, 1987	Exhibit 4-D	to Registration No. 33-49421
September 1, 1987	Exhibit 4-D	to Registration No. 33-49421
January 1, 1989	Exhibit 4-D	to Registration No. 33-49421
January 1, 1991	Exhibit 4-D	to Registration No. 33-49421
February 1, 1991	Exhibit 4-D	to Registration No. 33-49421
July 15, 1991	Exhibit 4-D	to Registration No. 33-49421
August 15, 1991	Exhibit 4-D	to Registration No. 33-49421
April 1, 1993	Exhibit 4-E	to Registration No. 33-49421
July 1, 1993	Exhibit 4-D	to Registration No. 33-57955
May 1, 1999	Exhibit 4.04	to Registration No. 333-86387
C-5
Indenture dated as of April 1, 1993 from South Carolina Electric & Gas Company to NationsBank of Georgia, National Association (Filed as Exhibit 4-F to Registration Statement No. 33-49421 and incorporated by reference herein)
C-6	First Supplemental Indenture to Indenture referred to in Exhibit C-5 dated as of June 1, 1993 (Filed as Exhibit 4-G to Registration Statement No. 33-49421 and incorporated by reference herein)
C-7	Second Supplemental Indenture to Indenture referred to in Exhibit C-5 dated as of June 15, 1993 (Filed as Exhibit 4-G to Registration Statement No. 33-57955 and incorporated by reference herein)
C-8
Indenture dated as of January 1, 1996 between PSNC and First Union National Bank of North Carolina, as Trustee (Filed as Exhibit 4.08 to Registration Statement No. 333-45206 and incorporated by reference herein)
C-9
First through Fourth Supplemental Indenture referred to Exhibit 4.09 dated as of the dates indicated below and filed as exhibits to Registration Statements whose file numbers are set forth below and are incorporated by reference herein
January 1, 1996	Exhibit 4.09	to Registration No. 333-45206
December 15, 1996	Exhibit 4.10	to Registration No. 333-45206
February 10, 2000	Exhibit 4.11	to Registration No. 333-45206
February 12, 2001	Exhibit 4.05	to Registration No. 333-68516

EXHIBIT D

INTERIM AMENDED AND RESTATED INCOME TAX ALLOCATION AGREEMENT

        THIS AGREEMENT, made as of the 31st day of December, 1999, and amended and restated as of April 22, 2002 by and between SCANA Corporation ("SCANA") and each of its wholly owned subsidiaries, namely SCANA Services, Inc., South Carolina Electric & Gas Company, South Carolina Pipeline Corporation and its wholly owned subsidiary C&T Pipeline, LLC, South Carolina Fuel Company, Inc., South Carolina Generating Company, Inc., SCANA Communications, Inc. and its wholly owned subsidiary SCANA Communications Holdings, Inc. (Holdings being a Delaware corporation), Primesouth, Inc. and its wholly owned subsidiary Palmark, Inc., SCANA Development Corporation, SCANA Energy Marketing, Inc. and its wholly owned subsidiaries PSNC Production Corporation (which wholly owns SCANA Public Service Co. LLC) and SCANA Energy Trading, LLC, SCANA Petroleum Resources, Inc., SCANA Propane Gas, Inc. and its wholly owned subsidiaries USA Cylinder Exchange, Inc. and SCANA Propane Supply, Inc., SCANA Propane Storage, Inc., ServiceCare, Inc., SCANA Resources, Inc., and SCG Pipeline, Inc. all of the forementioned corporations hereinafter referred to individually as the "Company" and collectively referred to as the "Companies", each Company being a South Carolina corporation, except SCANA Communications Holdings, Inc. as above indicated, is effective for the Consolidated Tax reflected on the Consolidated Tax Return for calendar year end 1999 and subsequent years.

        As a result of the merger between SCANA and Public Service Company of North Carolina, Inc. ("PSNC"), PSNC (i) has become a wholly owned subsidiary of SCANA, and (ii) together with its wholly owned subsidiaries (Clean Energy Enterprises, Inc., PSNC Blue Ridge Corporation, and PSNC Cardinal Pipeline Company) has participated in this Agreement beginning with the Consolidated Tax Return for the calendar year ended December 31, 2000. PSNC, a South Carolina corporation, and its wholly owned subsidiaries, shall be included in the term "Company" as used in this Agreement for all calendar years including and subsequent to the calendar year ended December 31, 2000. The term Company shall also include subsidiaries of SCANA who subsequently sign a counterpart to this Agreement to become part of the consolidated group for federal income tax purposes.

        Since December 31, 1999, the following subsidiary corporations have been dissolved:

        1.     SPR Gas Services, Inc. in July, 2001, previously wholly owned by SCANA Petroleum Resources, Inc.

        2.     Company 19A, Inc. in July, 2001, previously wholly owned by SCANA Resources, Inc.

WITNESSETH:

        WHEREAS, the Companies file a consolidated federal income tax return and the consolidated federal income tax liability has been allocated among the Companies included in the consolidated return in accordance with the provisions of subparagraph (a)(1) of Section 1552 of the Internal Revenue Code of 1986 and other applicable requirements of Rule 45(c) under the Public Utility Holding Company Act of 1935.

        WHEREAS, Rule 45(c) sets forth the method by which Companies filing a consolidated federal income tax return (hereinafter referred to as the "consolidated tax return") may use to allocate the consolidated federal income tax liability among the members of the group; however, in order to utilize such method, a written agreement must be executed by the Company setting forth the allocation method for each taxable year.

        WHEREAS, the Companies desire to allocate their federal income tax liability in accordance with the following procedures;

        NOW THEREFORE, the Companies do agree as follows:

ARTICLE I.
 Definitions

        1.1.  "Associate Companies" shall mean all Companies party hereto other than SCANA.

        1.2.  "Consolidated Tax" is the aggregate tax liability for a tax year, being the tax shown on the consolidated return and any adjustments thereto thereafter determined. The consolidated tax will be the refund if the consolidated return shows a negative tax.

        1.3.  "Corporate Tax Credit" is a negative separate return tax of a Company for a tax year, equal to the amount by which the consolidated tax is reduced by including a net corporate taxable loss or other net tax benefit of such Company in the consolidated tax return.

        1.4.  "Corporate Taxable Income" is the income or loss of a Company for a tax year, computed as though such Company had filed a separate return on the same basis as used in the consolidated return, except that dividend income from the Companies shall be disregarded, and other intercompany transactions eliminated in the consolidated return shall be given appropriate effect. It shall further be adjusted to allow for applicable rights accrued to a Company for the recognition of negative corporate taxable income consistent with the provisions of Article II herein, but carryovers and carrybacks shall not be taken into account as loss Companies are to receive current payment of their Corporate Tax Credits. If a Company is a member of the registered system's consolidated tax group for only part of a tax year, that period will be deemed to be its tax year for all purposes for that year under this Agreement.

        1.5.  "Separate Return Tax" is the tax on the Corporate Taxable Income of a Company computed as though such Company was not a member of a consolidated group.

ARTICLE II.
 Tax Allocation Procedures

        2.1.  The Consolidated Tax shall be apportioned among the Companies in proportion to the Corporate Taxable lncome of each member of the affiliated group. Each Associate Company which incurs a tax loss for the year shall be included in the allocation of Consolidated Tax and shall receive a Corporate Tax Credit, the amount of which shall be currently paid to the Associate Company by SCANA increased by any amounts previously assessed by SCANA and remitted by the Associate Company to SCANA for estimated tax payment purposes attributable to the subject taxable year. Companies with a positive allocation of the Consolidated Tax shall currently pay the amount so allocated, decreased by any amounts previously assessed by SCANA and remitted by the Company to SCANA for estimated tax payment purposes attributable to the subject taxable year.

        Special Rule Regarding SCANA: In making the tax allocations provided for in this Agreement, notwithstanding any of the foregoing, no corporate tax benefits shall be allocated to SCANA and SCANA shall be required to contribute towards the payment of the Consolidated Tax (and any other amounts required to be paid to any Company by SCANA pursuant to Section 2.1 of this Agreement) an amount equal to the Separate Return Tax attributable to SCANA for such tax year. Although the separate corporate taxable income or taxable loss of SCANA and any tax credits attributable to SCANA will be included in the consolidated return, only the tax savings attributable to such items shall be allocated to the other Companies as if SCANA was not a member of the Companies in the consolidated return group. In making this allocation, the tax savings of SCANA shall be allocated only to the other member Companies in the consolidated return group having taxable income. SCANA will remit, from its separate resources, funds for the payment of tax liabilities owed by SCANA pursuant to this Section 2.1.

        2.2.  SCANA shall pay to the Internal Revenue Service the group's Consolidated Tax liability from the net of the receipts and payments.

        2.3.  No Associate Company shall be allocated any income tax greater than the Separate Return Tax of such Associate Company.

        2.4.  To the extent that the Consolidated and Corporate Taxable incomes include material items taxed at rates other than the statutory rate (such as capital gains and preference items), the portion of the Consolidated Tax attributable to these items shall be apportioned directly to the members of the group giving rise to such items.

        2.5.  Should the Companies generate a net consolidated tax loss for a tax year that is too large to be used in full for that year, with result that there are uncompensated Corporate Tax Credit benefits for that year, the carryover of uncompensated benefits related to the carryforward of tax losses applied to reduce Consolidated Taxable Income in future tax years shall be apportioned in accordance with the respective Companies' contributions to such loss. The tax benefits of any resultant carryback shall be allocated proportionally to the Companies that generated corporate tax losses in the year the consolidated net operating tax loss was generated. Any related loss of credits, including investment tax credit reversals, shall be allocated to the member Company that utilized the credits in the prior year in the same proportion that the credit lost is to the total credit utilized in the prior year. Investment tax credit reversals allocated to a member Company will be added to that Company's available corporate investment tax credit for future allocations. A prior year consolidated net operating tax loss carryforward applied to reduce current year Consolidated Taxable Income shall be allocated proportionally to member Companies that generated a corporate tax loss in the year the consolidated net operating loss was generated.

        2.6.  Adjustments to or revisions of the Consolidated Tax as a result of subsequent events such as amended returns, revenue agents' reports, litigation or negotiated settlements shall be allocated in accordance with the principles established in this Agreement.

ARTICLE III.
 Amendment

        This Agreement is subject to revision as a result of changes in income tax law and changes in relevant facts and circumstances.

        IN WITNESS WHEREOF, this Agreement has been executed by an officer of each company as of the day and year first above written by the Companies.

ATTEST:	SCANA Corporation
/s/ L. M. WILLIAMS	/s/ W. B. TIMMERMAN
L. M. Williams, Secretary	W. B. Timmerman President and C.E.O.
ATTEST:	SCANA Services, Inc.
/s/ L. M. WILLIAMS	/s/ W. B. TIMMERMAN
L. M. Williams, Secretary	W. B. Timmerman. C.E.O. and C.O.O.
ATTEST:	South Carolina Electric & Gas Company
/s/ L. M. WILLIAMS	/s/ NEVILLE O. LORICK
L. M. Williams, Secretary	Neville O. Lorick, President

ATTEST:	South Carolina Pipeline Corporation
/s/ L. M. WILLIAMS	/s/ GEORGE J. BULLWINKEL, JR.
L. M. Williams, Secretary	George J. Bullwinkel, Jr., Sr. Vice President
ATTEST:	South Carolina Fuel Company, Inc.
/s/ L. M. WILLIAMS	/s/ NEVILLE O. LORICK
L. M. Williams, Secretary	Neville O. Lorick, President
ATTEST:	South Carolina Generating Company, Inc.
/s/ L. M. WILLIAMS	/s/ NEVILLE O. LORICK
L. M. Williams, Secretary	Neville O. Lorick, President
ATTEST:	SCANA Communications, Inc.
/s/ L. M. WILLIAMS	/s/ GEORGE J. BULLWINKEL, JR.
L. M. Williams, Secretary	George J. Bullwinkel, Jr., President
ATTEST:	SCANA Communications Holdings, Inc.
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, C.F.O.
ATTEST:	Primesouth, Inc.
/s/ L. M. WILLIAMS	/s/ NEVILLE O. LORICK
L. M. Williams, Secretary	Neville O. Lorick, President
ATTEST:	Palmark, Inc.
/s/ L. M. WILLIAMS	/s/ NEVILLE O. LORICK
L. M. Williams, Secretary	Neville O. Lorick, President
ATTEST:	SCANA Development Corporation
/s/ L. M. WILLIAMS	/s/ GEORGE J. BULLWINKEL, JR.
L. M. Williams, Secretary	George J. Bullwinkel, Jr., Sr. Vice President
ATTEST:	SCANA Energy Marketing, Inc.
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, C.F.O.

ATTEST:	PSNC Production Corporation
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, C.F.O.
ATTEST:	SCANA Petroleum Resources, Inc.
/s/ L. M. WILLIAMS	/s/ GEORGE J. BULLWINKEL, JR.
L. M. Williams, Secretary	George J. Bullwinkel, Jr., Sr. Vice President
ATTEST:	SCANA Propane Gas, Inc.
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, C.F.O.
ATTEST:	USA Cylinder Exchange, Inc.
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, C.F.O.
ATTEST:	SCANA Propane Supply, Inc.
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, C.F.O.
ATTEST:	SCANA Propane Storage, Inc.
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, C.F.O.
ATTEST:	Service Care, Inc.
/s/ L. M. WILLIAMS	/s/ ANN M. MILLIGAN
L. M. Williams, Secretary	Ann M. Milligan, President
ATTEST:	SCANA Resources, Inc.
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, C.F.O.
ATTEST:	SCG Pipeline, Inc..
/s/ L. M. WILLIAMS	/s/ GEORGE J. BULLWINKEL, JR.
L. M. Williams, Secretary	George J. Bullwinkel, Jr., Sr. Vice President
ATTEST:	Public Service Company of North Carolina, Inc.
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, President
ATTEST:	Clean Energy Enterprises, Inc..
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, President
ATTEST:	PSNC Blue Ridge Corporation.
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, President
ATTEST:	PSNC Cardinal Pipeline Company
/s/ L. M. WILLIAMS	/s/ KEVIN B. MARSH
L. M. Williams, Secretary	Kevin B. Marsh, President

EXHIBIT F

        SCANA CORPORATION

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2003, of our report dated February 26, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002 as discussed in Note 1), included in the Annual Report on Form 10-K of SCANA Corporation and its subsidiaries for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP
Columbia, South Carolina
April 8, 2004

SOUTH CAROLINA ELECTRIC AND GAS COMPANY

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2003, of our report dated February 26, 2004 included in the Annual Report on Form 10-K of South Carolina Electric & Gas Company and its subsidiaries for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP
Columbia, South Carolina
April 8, 2004

PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this SCANA Corporation Annual Report on Form U5S, filed pursuant to the Public Utility Holding Company Act of 1935, for the year ended December 31, 2003, of our report dated February 26, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002 as discussed in Note 1), included in the Annual Report on Form 10-K of Public Service Company of North Carolina, Incorporated and its subsidiaries for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP
Columbia, South Carolina
April 8, 2004

EXHIBIT G—None

EXHIBIT H—None

QuickLinks

TABLE OF CONTENTS
  ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2003
  ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS
  ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES
  ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES
  ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES
  ITEM 6. OFFICERS AND DIRECTORS
  Part I.
  Part II.
  Part III.
  ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS
  ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS
  Part I
  Part II
  Part III
  ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES
  ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS
SCANA CORPORATION CONDENSED CONSOLIDATING BALANCE SHEET
SCANA CORPORATION CONDENSED CONSOLIDATING BALANCE SHEET
SCANA CORPORATION CONDENSED CONSOLIDATING BALANCE SHEET
SCANA CORPORATION CONDENSED CONSOLIDATING BALANCE SHEET
SOUTH CAROLINA ELECTRIC & GAS COMPANY CONDENSED CONSOLIDATING BALANCE SHEET
SOUTH CAROLINA ELECTRIC & GAS COMPANY CONDENSED CONSOLIDATING BALANCE SHEET
PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED CONDENSED CONSOLIDATING BALANCE SHEET
PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED CONDENSED CONSOLIDATING BALANCE SHEET
PUBLIC SERVICE COMPANY OF NORTH CAROLINA, INCORPORATED CONDENSED CONSOLIDATING BALANCE SHEET
SCANA ENERGY MARKETING, INC. CONDENSED CONSOLIDATING BALANCE SHEET
SIGNATURE
  EXHIBIT A
  EXHIBIT B
  EXHIBIT C
  EXHIBIT D
  EXHIBIT F
  EXHIBIT G—None
  EXHIBIT H—None